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STRATEGIC INVESTMENT AGREEMENT

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VIZSLA SILVER CORP.

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PRISMO METALS INC.

December 16, 2022

STRATEGIC INVESTMENT AGREEMENT

THIS AGREEMENT made as of December 16, 2022 between:

VIZSLA SILVER CORP., a corporation existing under the laws of the Province of British Columbia, with an office at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7

(hereinafter referred to as the "Strategic Investor")

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PRISMO METALS INC., a corporation existing under the laws of Canada, with an office at Suite 1100 - 1111 Melville Street, Vancouver, British Columbia V6E 3V6

(hereinafter referred to as the "Company")

WHEREAS the Company has agreed to issue to the Strategic Investor, and the Strategic Investor has agreed to purchase from the Company, 4,000,000 units of the Company (the "Units") at a deemed price of $0.50 per Unit in reliance upon the representations, warranties and covenants of the Company contained herein;

AND WHEREAS each Unit is comprised of one common share in the capital of the Company (the "Unit Shares") and one-half of one warrant in the capital of the Company (the "Unit Warrants"). Each Warrant will entitle the Strategic Investor to purchase one additional common share in the capital of the Company (the "Unit Warrant Shares") at a price of $0.75 per Unit Warrant Share for a period of 24 months following the Closing Date;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties (as hereinafter defined) hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1 INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement (including the recitals and the Schedule hereto), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Act" means the Business Corporations Act (British Columbia);

"Affiliate" has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

"Agreement" means this agreement and the Schedule attached hereto and all amendments, restatements or replacements made hereto by written agreement between the Parties;

"AML Laws" has the meaning set out in Section 3.1(vv)(iv);

"Anti-Corruption Laws" has the meaning set out in Section 3.1(vv)(i);

"Anti-Dilution Right" has the meaning set out in Section 4.3(a)(iii);

"arm's length" has the meaning given to such term in the Tax Act, as in effect on the date of this Agreement;

"Articles" means the notice of articles and articles of the Company, together with any amendments thereto or replacements thereof;

"Associate" has the meaning given to such term in the Securities Act (British Columbia), as in effect on the date of this Agreement;

"Board" means the board of directors of the Company;

"Bought Deal Agreement" has the meaning given to such term in Section 7.1(1) of National Instrument 44-101 Short Form Prospectus Distributions;

"Bought Deal Financing" means an offering of Equity Securities pursuant to a Bought Deal Agreement;

"Business" means the mineral exploration and development business of the Company as presently conducted;

"Business Day" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, Canada or the State of Sinaloa, Mexico, and (b) a day on which banks are generally closed in the Province of British Columbia, the Province of British Columbia, Canada or the State of Sinaloa, Mexico;

"Canadian Securities Commissions" means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

"Cash Consideration" means $500,000;

"Claim" means any claim of any nature whatsoever, including any demand, obligation, Liability, debt, cause of action, suit, proceeding, judgment, award, assessment, reassessment or notice of determination of loss;

"Closing" means the closing of the sale of the Units hereunder;

"Closing Date" means the second Business Day following receipt of the Strategic Investor Required Approvals and the Company Required Approvals, or such other such date to be mutually agreed between the Strategic Investor and the Company, each acting reasonably;

"Closing Document" means any document delivered at or subsequent to the Time of Closing as provided in or pursuant to this Agreement;

"Common Shares" means common shares in the capital of the Company;

"Company" means Prismo Metals Inc.;

"Company Change of Control" means any proposed transaction (including, but not limited to, any acquisition, merger, arrangement, amalgamation, other business combination, joint venture, or equity or other financing or issuance of common shares, options or other equity-based compensation (other than pursuant to existing convertible securities or contracts)) involving or that would involve (a) any Person beneficially or legal owning directly or indirectly, securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; (c) any such transaction other than a transaction whereby the voting securities of the Company outstanding immediately prior to such transaction would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company following such transaction; or (d) a change in the composition of the board of directors of the Company, as a result of which, following such transaction, the directors on the board of directors prior to such directors would not represent a majority of the directors on the board of directors of the Company following such transaction.

"Company Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Company to the Strategic Investor prior to the execution of this Agreement;

"Company Financial Statements" means the audited financial statements of the Company as at and for the years ended December 31, 2020 and 2021, including the notes thereto, together with the auditor's report thereon and the unaudited interim financial statements as at and for the three and nine months ended September 30, 2022, including the notes thereto;

"Company Notice" has the meaning set out in Section 4.7(a);

"Company Offer" has the meaning set out in Section 4.6(b);

"Company Offered Shares" has the meaning set out in Section 4.6(b);

"Company Public Disclosure Documents" means, collectively, all of the documents which have been filed by or on behalf of the Company from December 31, 2020 and any current technical reports on the Palos Verdes Project prepared in accordance with NI 43-101 with the relevant Canadian Securities Commissions pursuant to the requirements of Securities Laws and available for viewing on the Company's profile on SEDAR;

"Company Reporting Jurisdictions" means the Canadian provinces of British Columbia, Alberta, Saskatchewan and Ontario;

"Company Sale Notice" has the meaning set out in Section 4.6(b);

"Company Technical Committee Member" has the meaning set out in Section 4.2(a);

"Company Third Party" has the meaning set out in Section 4.7(a);

"Company's Buyer" has the meaning set out in Section 4.6(a);

"Consideration" means the Cash Consideration and the Share Consideration;

"Confidential Information" has the meaning set out in Section 4.17;

"Contract" means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral;

"control" means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise, and "controlling" and "controlled" have corresponding meanings;

"Convertible Securities" has the meaning set out in Section 3.1(s);

"CPA Canada Handbook" means the handbook of the Chartered Professional Accountants of Canada, as amended from time to time;

"CSE" means the Canadian Securities Exchange or any successor thereto;

"Employee Plan" means an employee benefit, welfare, pension, retirement, profit sharing, equity or phantom-equity compensation, health or other medical, dental, life, disability or other insurance plan, program, agreement or arrangement maintained or contributed to for the benefit of any of the Company's current or former employees or consultants, other than plans or arrangements required by applicable Law;

"Encumbrance" means any encumbrance, lien, charge, mortgage, hypothec, pledge, title retention agreement, security interest of any nature, adverse interest, adverse claim, exception, reservation, servitude, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege, other third party interest, royalty or any Contract to create any of the foregoing;

"Environment" includes the air, surface water, groundwater, body of water, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment as defined in any Environmental Law and "Environmental" will have a similar extended meaning;

"Environmental Laws" means all applicable Laws relating to the protection or quality of the Environment, natural resources, human health and safety, Hazardous Substances, the assessment of Environmental and social impacts or the rehabilitation, reclamation, restoration and closure of lands used in connection with the Business;

"Equity Financing" has the meaning set out in Section 4.3(a);

"Equity Financing Notice" has the meaning set out in Section 4.3(a)(i);

"Equity Financing Notice Period" has the meaning set out in Section 4.3(a)(iv);

"Equity Securities" has the meaning set out in Section 4.3(a);

"Existing Participation Rights" has the meaning set out in Section 4.3(c);

"Export Controls" has the meaning set out in Section 3.1(vv)(v);

"Finder" means a finder, agent, financial advisor or other Person engaged by the Company in connection with the transactions contemplated under this Agreement, in return for compensation including cash and/or securities of the Company;

"Good Industry Practice" means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill and care which is commonly observed by experienced professionals in the Canadian mining industry engaged in the same type of undertaking under the same or similar circumstances;

"Governmental Approval" means any authorization, consent, approval, licence, ruling, permit, concession, certification, exemption, filing, variance, order, judgment, decree, publication, notice to, declaration of or with or registration by or with any Governmental Entity, including approval from the TSXV or the CSE as applicable;

"Governmental Entity" means any domestic or foreign federal, provincial, territorial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchanges;

"GST" means goods and services tax levied under the Excise Tax Act (Canada);

"Hazardous Substances" means any substance, material or waste that is defined, judicially interpreted or identified in, or regulated, listed or prohibited by Environmental Laws, including "pollutants", "contaminants", "deleterious substances", "dangerous goods", and "residual materials" as each such term is defined pursuant to Environmental Laws, and hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, reagents, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos or asbestos containing materials;

"HST" means harmonized sales tax levied under the Excise Tax Act (Canada);

"IFRS" means International Financial Reporting Standards in effect from time to time;

"Indemnified Party" has the meaning set out in Section 7.3(i);

"Indemnifying Party" has the meaning set out in Section 7.3(i);

"Indigenous Claim" means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim, assertion or demand resulting therefrom or any actual or asserted interest, right, title or claim, including with respect to claims of the existence or potential existence of any archaeological, burial, cultural, sacred or heritage sites, or other claim or demand of whatever nature or kind, whether proven or unproven, made by any Indigenous Group in relation to all or any portion of the Palos Verdes Project;

"Indigenous Group" means any aboriginal person or people, native person or people, indigenous person or people, any person or group asserting or otherwise claiming an aboriginal right or any other aboriginal interest, and any Person or group representing, or purporting to represent, any of the foregoing, including but not limited to "ejidos" or "comunidades agrarias";

"Insider" has the meaning given to it in the policies of the TSXV;

"Laws" means any and all federal, provincial, state, territorial, regional, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, proclamation, directive, code, edict, Order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

"Liability" includes any indebtedness, obligations or liabilities of any kind, whether primary or secondary, direct or indirect, accrued, absolute or contingent, liquidated or unliquidated, secured or unsecured and whether or not reflected or required to be reflected in a balance sheet in accordance with generally accepted accounting principles;

"Loss" means any loss, liability, damage, cost or expense suffered or incurred, including the costs and expenses of any assessment, judgment, settlement or compromise relating thereto;

"Material Adverse Effect" means, with respect to any Party, any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Party and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a) any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global changes;

(b) any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war (including any ongoing conflict involving Russia and Ukraine);

(c) any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God, including in each of the aforementioned cases, any escalation or worsening thereof;

(d) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity;

(e) changes or developments affecting the global mining industry in general;

(f) any changes in the price of gold and silver;

(g) any generally applicable changes in IFRS after the date hereof;

(h) the announcement or pendency of this Agreement or the transactions contemplated hereby, including any lawsuit in respect of this Agreement or the transactions contemplated hereby;

(i) a change in the market price of the shares of a Party as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby; or

(j) the taking of any action required by, or the failure to take any action expressly prohibited by this Agreement;

provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect a Party and its subsidiaries taken as a whole in comparison to other persons who operate in the precious metals industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

"material change" has the meaning given to it in the Securities Act (British Columbia);

"Material Contracts" means, collectively, the material Contracts of the Company set out in the Company Disclosure Letter, and any and all other Contracts, commitments, agreements (written or oral), instruments, leases or other documents or arrangements to which the Company is a party or to which their properties or assets are otherwise bound, and which are material to the Company or are material to the Palos Verdes Project;

"material fact" has the meaning given to it in the Securities Act (British Columbia);

"Minimum Issuance Price" has the meaning set out in Section 4.5(f);

"Mining Rights" means all permits, licences, mining claims, mining leases, mining concessions and any other forms of mineral or mining tenure or rights for the purposes of prospecting, exploration, development, extraction or exploitation of Products, whether contractual, statutory or otherwise, or any interest therein and includes all present or future renewal, extension, modification, substitution, amalgamation, succession, conversion, lease replacement, renaming or variation of any of those rights, including exploitation or exploration rights or additional acquired interests that derive directly from those rights (or the Mining Rights represented thereby);

"Mutual Technical Committee Member" has the meaning set out in Section 4.2(a);

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

"Non-Cash Transaction" means a transaction pursuant to which the Company issues Equity Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, joint venture, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company, excluding such transactions where the Company would not be the surviving entity as a publicly traded company;

"NYSE" means the NYSE American LLC;

"Offered Interest" has the meaning set out in Section 4.7(a);

"Order" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

"ordinary course of business" means the ordinary course of the Company's business consistent with past practices and with Good Industry Practice;

"Outside Date" means January 15, 2023, or such other date as the Strategic Investor and the Company may determine, acting reasonably;

"Outstanding Equity Securities" means the total number of issued and outstanding Common Shares, on a fully-diluted basis;

"Palos Verdes Project" means those options, interests and rights in various units, claims, concessions, permits and leases duly registered and known as the Palos Verdes Project, as set out in Schedule A hereto;

"Palos Verdes Properties" means, collectively, all Mining Rights and all Real Property held now or in the future by the Company relating to the Palos Verdes Project;

"Panuco District" means the Panuco district located in the State of Sinaloa, Mexico;

"Parties" means the parties to this Agreement and "Party" means any one of them;

"Permit" means any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing, notice or similar requirement of, issued by, from or to, or other act by or in respect of, any Governmental Entity together with any present or future renewal, extension, modification, substitution, amalgamation, succession, conversion, lease replacement, renaming or variation thereof (or the mineral claims represented thereby) including exploitation or exploration permits or other licenses or additional acquired interests that derive directly from those permits or other licenses (or the mineral claims represented thereby) and any licenses, permits, approvals, consents, certificates, registrations and other authorizations or similar requirement under all applicable Environmental Laws;

"Permitted Encumbrances" means any of the following:

(a) exceptions and reservations contained in the original Crown grant or contained in any other grant or disposition from the Crown and the usual statutory exceptions and reservations to title;

(b) all applicable Laws, by-laws, regulations and restrictions;

(c) any right of expropriation vested in any governmental or public body or authority;

(d) Encumbrances for real property taxes (which term includes charges, rates, assessments, local improvement rates and other governmental charges or levies) or charges for electricity, power, gas, water and other services and utilities in connection with the Palos Verdes Properties that, in each case, are not yet due and owing;

(e) all applicable development, subdivision, use and site plan agreements, or similar agreements, that are registered on title, provided that the same are complied with insofar as they affect or relate to the Palos Verdes Properties and provided that no such agreement materially interferes with the present use or impairs the value of the Palos Verdes Properties provided all securities posted under such agreements have been released (or if not released by Closing, will be the Company's sole responsibility to have released after Closing);

(f) all servitudes, rights of way, licenses, encroachments or adverse interests affecting the Palos Verdes Properties including servitudes or reserves regarding Mining Rights, and including any unregistered servitudes or rights of way which affect the land, including but not limited to the right of public utilities to occupy a part of the property to install any circuits, poles and necessary equipment required for the connection or the network, in each case that do not materially impair the present use or value of Palos Verdes Property;

(g) encroachments, title defects, irregularities and other matters disclosed by any survey or certificate of location made available to the Strategic Investor by the Company which, individually or in the aggregate, do not materially impair the present use (including exploration as presently conducted) or value of the Palos Verdes Project provided such easements or a servitude have been complied with; or

(h) any Encumbrances filed by or at the request of the Strategic Investor or which are otherwise expressly approved by the Strategic Investor in writing;

"Permitted Expenditures" means expenditures related to the exploration, maintenance and development of the Palos Verdes Project, as mutually agreed to by the Parties, acting reasonably;

"Person" means any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, corporation, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"Products" means any and all minerals or mineral substances of every nature and kind, including metals, precious metals, base metals, industrial minerals, commercially valuable, rock, clays, hydrocarbons, oil, gas and other materials in whatever form or state which are mined, excavated, extracted, recovered in soluble solution or otherwise recovered or produced from the Palos Verdes Properties, including ore, concentrates and any other products resulting from the refining of materials derived from the Palos Verdes Properties;

"Prospectus" means, as the context requires, a "preliminary prospectus," "amended and restated preliminary prospectus" and a "final prospectus", as those terms are used in National Instrument 41-101 General Prospectus Requirements, including all amendments and supplements thereto;

"Real Property" means all real and immovable properties, rights, title and interest held now or in the future by the Company in connection with the Palos Verdes Project, whether contractual, statutory or otherwise, including any access rights, leases, rights of way, occupancy rights, surface rights, servitudes, superficies rights, buildings, structures, fixtures and other real or immovable property, but excluding any Mining Rights;

"Related Party" has the meaning given to it in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, and "Related Parties" means more than one Related Party;

"Representatives" means, in respect of any Person, the directors, officers, general and current or prospective limited partners, managers, members, employees, advisors, agents, insurers (including brokers and re-insurers), equityholders, actual or potential sources of debt or equity financing and other representatives (including lawyers, accountants, consultants and financial advisors) of such Person, and in the case of the Strategic Investor and its Affiliates, includes any Strategic Investor's Designee;

"Rights Offering" has the meaning set out in Section 4.3(a);

"ROFR Acceptance" has the meaning set out in Section 4.7(b);

"ROFR Exercise Period" has the meaning set out in Section 4.7(b);

"Securities" means the Units, the Unit Shares and the Unit Warrants;

"Securities Laws" means the applicable securities legislation of each of the provinces and territories of Canada and all regulations, published policy statements, Orders, rules, instruments, rulings and published interpretation notes issued thereunder or in relation thereto and all rules and policies of the TSXV or the CSE as applicable;

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators which can be accessed at www.sedar.com;

"Share Consideration" means 1,000,000 common shares in the capital of the Strategic Investor;

"Share Incentive Plan" means any plan of the Company in effect from time to time pursuant to which Common Shares may be issued, or options or other securities convertible or exercisable into or exchangeable for Common Shares may be granted, to directors, officers, employees, and/or consultants, of the Company, including, for greater certainty, the stock option plan of the Company approved by the Company's shareholders on a yearly basis as required under the policies of the CSE;

"Shareholders" means holders of Common Shares;

"Strategic Investor" means Vizsla Silver Corp.;

"Strategic Investor Offer" has the meaning set out in Section 4.6(a);

"Strategic Investor Offered Shares" has the meaning set out in Section 4.6(a);

"Strategic Investor Sale Notice" has the meaning set out in Section 4.6(a);

"Strategic Investor Technical Committee Member" has the meaning set out in Section 4.2(a);

"Strategic Investor's Buyer" has the meaning set out in Section 4.6(b);

"Strategic Investor's Designee" has the meaning set out in Section 4.1(a);

"Strategic Investor's Percentage" means the percentage of the Common Shares owned beneficially by the Strategic Investor and its Affiliates, collectively, at the specified time and is calculated by multiplying 100 by a fraction, the numerator of which is the aggregate number of Common Shares owned beneficially by the Strategic Investor and its Affiliates, collectively, and the denominator of which is the number of issued and outstanding Common Shares;

"Subsidiary" means with respect to any Person, any other Person which is controlled directly or indirectly by that Person, and "Subsidiaries" means all of such other Persons;

"Tax" or "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in Real Property or entities holding interests therein), franchise taxes, licence taxes, mining taxes, withholding taxes, payroll taxes, employment taxes, excise, severance, social security, government pension plan premiums and contributions, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever and any interest, penalties or additional amounts imposed by any taxing authority (domestic or foreign), and any interest, penalties, additional taxes and additions to tax imposed with respect to any of the foregoing, in each case whether disputed or not;

"Tax Act" means the Income Tax Act (Canada);

"Tax Return" means any return, report, declaration, designation, election, notice, filing, form, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax;

"Technical Committee" has the meaning set out in Section 4.2(a);

"Technical Committee Mandate" means the mandate given to the Technical Committee hereunder to focus on a district-scale understanding of the system within the Panuco District without regard to ownership in order to (i) identify target areas for exploration within the Panuco District; (ii) provide a better understanding of geological controls on mineralization in individual veins and vein groups; and (iii) acquire and review academic studies and undertake detailed structural studies;

"Technical Committee Member" has the meaning set out in Section 4.2(a);

"Third Party Claim" means any claim or legal proceeding that is instituted or asserted by any Person who is not a Party against an Indemnified Party which entitles the Indemnified Party to make a claim for indemnification under ARTICLE 8 of this Agreement;

"Time of Closing" means 9:00 a.m. (Vancouver time) on the Closing Date, or such other time as may be agreed to by the Parties;

"Top-Up Offering" has the meaning set out in Section 4.4(a);

"Top-Up Right" has the meaning set out in Section 4.4(a);

"Top-Up Right Acceptance Notice" has the meaning set out in Section 4.4(d);

"Top-Up Right Notice Period" has the meaning set out in Section 4.4(d);

"Top-Up Right Offer Notice" has the meaning set out in Section 4.4(c);

"Top-Up Securities" has the meaning set out in Section 4.4(a);

"Transfer" includes any direct or indirect transfer, sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, granting of any option, right or warrant to purchase (including any short sale, put option or call option) or other disposition;

"Transfer Agent" means Computershare Investor Services Inc.;

"TSXV" means the TSX Venture Exchange or any successor thereto;

"Units" has the meaning set out in the recitals hereto;

"Unit Shares" has the meaning set out in the recitals hereto;

"Unit Warrants" has the meaning set out in the recitals hereto;

"Unit Warrant Shares" has the meaning set out in the recitals hereto;

"Vizsla Common Shares" means the common shares in the capital of Vizsla;

"Vizsla Financial Statements" means the audited financial statements of the Strategic Investor as at and for the years ended April 30, 2020 and 2021, including the notes thereto, together with the auditor's report thereon and the unaudited interim financial statements as at and for the three and six months ended October 31, 2022, including the notes thereto;

"Vizsla Public Disclosure Documents" means, collectively, all of the documents which have been filed by or on behalf of the Strategic Investor from April 30, 2020 with the relevant Canadian Securities Commissions pursuant to the requirements of Securities Laws and available for viewing on the Strategic Investor's profile on SEDAR; and

"Vizsla Reporting Jurisdictions" means all the provinces and territories of Canada.

1.2 Rules of Construction

In this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b) references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article, Section of or Schedule to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including without limitation";

(f) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(g) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h) all dollar amounts refer to Canadian dollars unless stated otherwise;

(i) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3 Time of Essence

Time shall be of the essence of this Agreement.

1.4 Governing Law and Submission to Jurisdiction

(a) This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.5 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.6 Entire Agreement

This Agreement, including, for greater certainty, the Schedule hereto, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein or therein.

1.7 Accounting Principles

Any reference in this Agreement to generally accepted accounting principles refers to accounting principles which have been established in accordance with IFRS, applied on a consistent basis, and which are applicable in the circumstances as of the date in question. Accounting principles shall be applied on a "consistent basis" when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

1.8 Knowledge

For the purposes of this Agreement, with respect to any matter, (i) the "knowledge of the Company" shall mean the knowledge of Peter Craig Gibson, Chief Executive Officer, after due inquiry, and (ii) the "knowledge of the Strategic Investor" shall mean the knowledge of Michael Konnert, President and Chief Executive Officer, after due inquiry.

1.9 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of the Company, be limited to the disclosures made by the Company in this Agreement (and Schedule) and the Company Disclosure Letter. The Parties acknowledge and agree that notwithstanding that information may be provided in this Agreement (and Schedule) or the Company Disclosure Letter that information will be considered to qualify any other relevant representation in or provide information in respect of any other relevant provision of this Agreement to the extent it is reasonably apparent that such information is applicable to such other provision of the Agreement and such representation is so qualified by a reference to disclosure in writing.

1.10 Schedule

The following Schedule is attached to and forms an integral part of this Agreement:

Schedule A - Palos Verdes Project

ARTICLE 2 PURCHASE OF UNITS

2.1 Investment in Units

On the terms and subject to the conditions of this Agreement, the Strategic Investor agrees to, on the Closing Date, subscribe for and purchase from the Company, and the Company agrees to issue from treasury and sell to the Strategic Investor, the Units.

2.2 Satisfaction of the Consideration

In full satisfaction of the aggregate Consideration for the Units, the Strategic Investor shall pay the Cash Consideration and issue the Share Consideration.

2.3 Tax Matter

For greater certainty, the Parties acknowledge and agree that no part of the Consideration can reasonably be regarded as separate consideration for any of the representations, warranties, covenants or other rights in this Agreement.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

The Company hereby represents, warrants and covenants to the Strategic Investor, as of the date hereof and as of the Closing Date, as follows and acknowledges that the Strategic Investor is relying on such representations, warranties and covenants in completing the purchase of the Units hereunder that, except as otherwise disclosed to the Strategic Investor by the Company in the Company Disclosure Letter:

(a) Organization. The Company has been duly incorporated and is validly existing and in good standing under applicable Laws of its jurisdiction of organization, and had full corporate power and capacity to own and lease its property and to carry on the Business. The Company is duly qualified, licensed or registered to carry on business in the jurisdictions in which it carries on business and owns property where so required by the laws of such jurisdictions and is not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement, or document. To the knowledge of the Company, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power, capacity or qualification.

(b) Authorization. The Company has the requisite power and authority to undertake the distribution of Units pursuant to this Agreement, to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding agreement of the Company enforceable against the Company by the Strategic Investor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. No other corporate proceedings are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby.

(c) No Violation. The execution and delivery of this Agreement by the Company and the issuance of the Securities to the Strategic Investor will not result in either: (A) the breach or violation of any of the provisions of or constitute a default under or conflict with or cause the acceleration of any obligation of the Company under, or give any Person a right to terminate, cancel or modify any Material Contract; any provision of the Articles or any resolution of the Shareholders or Board (or any committee thereof) of the Company; any applicable Laws; or any Permit necessary to the operation of the Business; or (B) the creation or imposition of any Encumbrance on the Securities or any assets (including the Mining Rights and the Palos Verdes Properties) of the Company.

(d) Residency. The Company is a resident of Canada for the purposes of the Tax Act.

(e) Knowledge of Company. The Company has no knowledge of a "material fact" or a "material change" (as those terms are defined in the Securities Laws) with respect to the Strategic Investor that has not generally been disclosed to the public or that is not otherwise known by the Strategic Investor.

(f) No Offering Document. The Company has not received and does not require to receive any offering document, prospectus or other disclosure document relating to the Consideration Shares or the business and affairs of the Strategic Investor to assist the Company in making an investment decision in respect of the Consideration Shares. The Company acknowledges that due to the fact that no prospectus has been or is required to be filed with respect to any of the Consideration Shares under applicable Securities Laws the Company may not receive information that might otherwise be required to be provided to it under such legislation.

(g) Risks. The Company is aware that (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Consideration Shares, (ii) there is no government or other insurance covering the Consideration Shares, and (iii) there are risks associated with the acquisition of the Consideration Shares and the Company is aware of the risks and other characteristics of the Consideration Shares.

(h) Statutory Hold Period. The Company acknowledges that the Consideration Shares shall be subject to statutory resale restrictions under applicable Securities Laws and the policies of the TSXV and that it may not resell the Consideration Shares except in compliance with such Securities Laws and TSXV policies. The Company further acknowledges that any certificate representing the Consideration Shares shall bear the following legend until the expiration of the applicable hold period:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND ONE DAY AFTER THE CLOSING DATE]."

and, if required by the TSXV, shall also bear the following legend until the expiration of the applicable hold period:

"WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE THAT IS 4 MONTHS AND ONE DAY AFTER THE CLOSING DATE]".

(i) Voluntary Hold Period. The Company further acknowledges that the Consideration Shares are subject to voluntary resale restrictions and that any certificate representing the Consideration Shares shall bear the following additional legends until the expiration of the applicable hold period:

(i) as to 25% of the Consideration Shares:

"THESE SECURITIES ARE SUBJECT TO A VOLUNTARY HOLD PERIOD AND MUST NOT BE TRADED THE SECURITY BEFORE [INSERT DATE THAT IS 6 MONTHS AFTER THE CLOSING DATE]."

(ii) as to 25% of the Consideration Shares:

"THESE SECURITIES ARE SUBJECT TO A VOLUNTARY HOLD PERIOD AND MUST NOT BE TRADED THE SECURITY BEFORE [INSERT DATE THAT IS 12 MONTHS AFTER THE CLOSING DATE]."

(iii) as to 25% of the Consideration Shares:

"THESE SECURITIES ARE SUBJECT TO A VOLUNTARY HOLD PERIOD AND MUST NOT BE TRADED THE SECURITY BEFORE [INSERT DATE THAT IS 18 MONTHS AFTER THE CLOSING DATE]."

(iv) as to 25% of the Consideration Shares:

"THESE SECURITIES ARE SUBJECT TO A VOLUNTARY HOLD PERIOD AND MUST NOT BE TRADED THE SECURITY BEFORE [INSERT DATE THAT IS 24 MONTHS AFTER THE CLOSING DATE]."

(j) General Solicitation. The distribution of the Consideration Shares has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(k) Acting in Concert. The Company does not act jointly or in concert with any third party (other than its Affiliates) for the purposes of the acquisition of the Consideration Shares.

(l) Evaluation of Investment. The Company is capable by reason of knowledge and experience in financial and business matters in general, and investments in particular, of assessing and evaluating the merits and risks of an investment in the Consideration Shares, and is and will be able to bear the economic loss of its entire investment in Consideration Shares and can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with the investment.

(m) Collection of Personal Information. The Company:

(i) acknowledges and consents to the Strategic Investor collecting and delivering to the applicable regulatory authorities any personal information provided by the Company respecting itself which is required to be provided in satisfaction of the Strategic Investor's obligations pursuant to Securities Laws, including the information required by Form 45-106F1 Report of Exempt Distribution; and

(ii) acknowledges that its name and other specified information, including the number of Consideration Shares acquired, may be disclosed to (A) the Canadian Securities Commissions and the TSXV, and may become available to the public in accordance with the requirements of applicable Laws, and (B) authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the Company consents to such disclosure to the extent required by applicable Laws.

(n) Subsidiaries. The Company has no Subsidiary as at the date hereof.

(o) Books and Records.

(i) The minute books and corporate records of the Company are true and correct in all material respects and contain, and at the Time of Closing will contain, all minutes of all meetings and all resolutions of the Board (and any committees of the Board) and Shareholders.

(ii) All material transactions in respect of the Palos Verdes Project have been properly and accurately recorded by the Company.

(p) Capitalization. The Company is authorized to issue an unlimited number of Common Shares, of which [35,671,480] Common Shares are issued and outstanding as of the date hereof. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly and validly authorized and issued. No other securities of the Company are issued and outstanding other than the Common Shares referred to in this Section 3.1(p) and the Convertible Securities referred to in the Company Disclosure Letter.

(q) Share Terms. The rights, privileges, restrictions and conditions attached to the Common Shares are as set out in the Articles.

(r) Issuance of Company Securities. The Company has the full corporate power and capacity to issue the Company Securities. The Securities have been, or shall by the Time of Closing be, issued in compliance with all applicable Laws and not in violation of or subject to any Existing Participation Right or pre-emptive or similar right that entitles any Person to acquire from the Company any Common Shares or other security of the Company, or any security convertible into, or exercisable for, Common Shares or other security of the Company, except as set forth in the Company Disclosure Letter.  The Company shall ensure that the Unit Shares upon issuance shall be duly and validly issued as fully paid and non-assessable Common Shares and shall have the attributes corresponding to the description thereof set forth in this Agreement. The Company shall ensure that the Unit Warrants upon issuance shall be duly and validly created, authorized and issued and shall have the attributes corresponding to the description thereof set forth in this Agreement. The Company shall ensure, at all times while any Unit Warrants remain outstanding, that sufficient Unit Warrant Shares are authorized and allotted for issuance upon due and proper exercise of the Unit Warrants. The Unit Warrant Shares, upon issuance in accordance with the terms of the Unit Warrant certificates, shall be duly and validly issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Unit Warrant certificates.

(s) Convertible Securities. Except as set forth in the Company Disclosure Letter, no Person has any agreement, option, warrant, right or other security or conversion privilege issued or granted by the Company that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire Common Shares, including pursuant to one or more multiple exercises, conversions and/or exchanges (collectively, "Convertible Securities") or to require the Company to purchase, redeem or otherwise acquire any of its issued and outstanding shares. The Company Disclosure Letter sets out the number, date of expiry and exercise price of each Convertible Security, as applicable. Except as set out in the Company Disclosure Letter, no Shareholder has any Existing Participation Right or pre-emptive right or right of first refusal in respect of the allotment and issuance of any unissued or other shares of the Company.

(t) Acquisitions. The Company is not, directly or indirectly, in discussions with another party in respect of any proposed acquisition of a business or any assets with a value in excess of $150,000.

(u) Internal Controls. The Company maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS. The Company reasonably believes that the Company's internal controls over financial reporting are effective and the Company is not aware of any significant deficiencies in the design or operation of its internal controls over financial reporting.

(v) Transfer Agent. The Transfer Agent, at its principal offices in Vancouver, British Columbia, is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares.

(w) Voting and Registration Rights. The Company is not a party or subject to any agreement or understanding, and to the knowledge of the Company there is no agreement between any Shareholders or by a director of the Company that affects or relates to the voting or giving of written consents with respect to any of the Company's securities. The Company has not granted any registration rights or similar rights with respect to its securities to any Person.

(x) Regulatory Matters.

(i) The Company is a "reporting issuer" under the Securities Laws of each of the Company Reporting Jurisdictions and is not noted as being in default on the list of reporting issuers maintained under applicable Securities Laws of such Company Reporting Jurisdictions, and in particular, without limiting the foregoing, the Company is in compliance with its disclosure obligations under Securities Laws. All filings and fees due and payable by the Company pursuant to Securities Laws and general corporate law have been made and paid. The Company has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer and has not received any notification from a Securities Regulator seeking to revoke the reporting issuer status of the Company.

(ii) As of their respective filing dates, each of the Company Public Disclosure Documents complied with the requirements of applicable Securities Laws and none of the Company Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has not filed any confidential material change report or other confidential report with any Canadian Securities Commission or other Governmental Entity which remains confidential.

(iii) The only Insiders of the Company are: Louis Doyle, Jorge Gallardo, Peter Craig Gibson, Carmelo Marrelli, Jean-Francois Meilleur, Prospeccion y Desarrollo Minero del Norte, SA de CV and Maria Yeomans Otero.

(y) Technical Disclosure. The Company's technical disclosure disclosed in the Company Public Disclosure Documents was prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices, as applicable, and NI 43-101 as it was in effect on the date of the filing of the applicable document. The information provided by the Company to the Qualified Persons (as defined in NI 43-101 as it was in effect on the date of the filing of the applicable document) in connection with the preparation of such disclosure was complete and accurate in all material respects at the time such information was furnished.

(z) Listing of Common Shares.

(i) The Common Shares are listed and posted for trading on the CSE and no order ceasing or suspending trading in any securities of the Company or prohibiting the distribution of the Common Shares or the trading of any of the Company's issued securities has been issued and, to the knowledge of the Company, no (formal or informal) proceedings for such purpose have been threatened or are pending.

(ii) The Company is in compliance with the policies and notices of the CSE and has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the CSE.

(aa) Dividends and Distributions. The Company has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not agreed to do so.

(bb) Related Party Transactions. Except as disclosed in the Company Public Disclosure Documents:

(i) the Company has not (A) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party of the Company; or (B) been a party to any Contract with any Related Party of the Company, in each case, excluding normal course payments pursuant to the terms of employment agreements; and

(ii) to the knowledge of the Company, no management or key employee, executive officer or director of the Company and no entity which is an Affiliate or Associate of one or more of such individuals:

(A) owns, directly or indirectly, any interest in (except for shares representing less than 10% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director or employee of or consultant to, any Person which is, or is engaged in business as, a competitor of the Business or the Company or a lessor, lessee, supplier, distributor, agent or customer of the Business or the Company;

(B) owns, directly or indirectly, in whole or in part, any property that the Company uses or intends to use in the operation of the Business; or

(C) has any cause of action or other Claim whatsoever against, or owes any amount to, the Company, except for any liabilities reflected in the Company Financial Statements and claims in the ordinary course of business for accrued vacation pay and accrued benefits.

(iii) none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of shares of the Company, or any known Associate or Affiliate of any of the foregoing Persons, has had any material interest, direct or indirect, in any material transaction within the previous three years or any proposed material transaction with the Company or any Subsidiary which, as the case may be, materially affected, is material to or is reasonably expected to materially affect the Company.

(cc) Restrictive Documents. The Company is not subject to, or a party to, any restriction under its Articles, any Law, any Claim, any Contract or instrument, any Encumbrance or any other restriction of any kind or character which would prevent or restrict (i) the consummation of the transactions contemplated by this Agreement; (ii) the compliance by the Company with the terms, conditions and provisions hereof; (iii) the declaration of dividends by the Company; or (iv) the operation of the Business by the Company after the date hereof.

(dd) Permits.

(i) The Company Disclosure Letter sets out each material Permit held by the Company relating to the Palos Verdes Project, the applicable Permit number and the dates of grant and of expiry. To the knowledge of the Company, there are no other material Permits necessary to explore or to carry on the Business relating to the Palos Verdes Project as described in the Company Public Disclosure Documents. The Company expects to be able to obtain in due course all material Permits that are necessary to explore, develop, construct, operate, close, reclaim and rehabilitate the Business relating to the Palos Verdes Project.

(ii) Each material Permit held by the Company relating to the Palos Verdes Project is validly subsisting and in good standing in all material respects and the Company is not in default or breach of any such Permit and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any such Permit and, to the knowledge of the Company, there are no facts or circumstances that may reasonably result in such a revocation or limitation. There are no grounds, facts or circumstances that could reasonably be expected to prevent the renewal of any material Permit held by or granted to the Company relating to the Palos Verdes Project. The Company has provided a true and complete copy of each material Permit held by the Company relating to the Palos Verdes Project and all amendments thereto to the Strategic Investor.

(ee) Palos Verdes Properties.

(i) The Company Disclosure Letter sets out a complete and accurate list of the Palos Verdes Properties as of the date hereof and no other property or assets are necessary for the conduct of the Business relating to the Palos Verdes Project.

(ii) Except as set forth in the Company Disclosure Letter, the Company holds freehold title, leases, licences, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Palos Verdes Properties are located, under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company to access, explore for and develop, the Products relating thereto and to conduct all exploration activities thereon, free and clear of any Encumbrances, other than the Permitted Encumbrances. All Mining Rights comprising the Palos Verdes Properties have been validly located, registered and recorded in accordance with applicable Laws and are valid, subsisting and in good standing. All Mining Rights comprising the Palos Verdes Properties have active status and the Company has not received written notice of, nor have any knowledge of, any pending or threatened suspension or revocation proceedings in respect of such Mining Rights or any of them from any Governmental Entity. All fees, mandatory work expenditures, assessment work, reporting of work, rentals, Taxes or any other payments and all filings required to be made in relation to the Palos Verdes Properties have been made and the Company has not received any notice of any violation of any applicable Law in relation to the Palos Verdes Properties.

(iii) Except as disclosed in the Company Disclosure Letter, the Company has all necessary access rights, rights to enter, use and occupy the surface of the land and other necessary rights and interests relating to the Palos Verdes Properties granting the Company with the right and ability to access, explore for and develop the Palos Verdes Properties and to conduct all exploration and development activities thereon. Except as disclosed in the Company Disclosure Letter, the Company is not aware of any surface rights held or purported to be held by any Person (other than the Company) to occupy or otherwise use the surface of the land comprising the Palos Verdes Properties, or of any fact or condition which would result in the interference with or termination of the Company's access to the land comprising the Palos Verdes Properties or of its surface rights necessary to explore for and develop the Palos Verdes Properties and to conduct all exploration and development activities thereon.

(iv) (A) The Company has not received written notice of, or has knowledge of, any outstanding or threatened claim, action, litigation or proceeding with respect to the Palos Verdes Properties including, without limitation, any claim to invalidate or assert an adverse claim or challenge against the ownership of or title to any of the Mining Rights, (B) there is no outstanding legal proceeding by or against the Company in respect of the Palos Verdes Properties, and (C) there is no writ, judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator against the Company in respect of the Palos Verdes Properties that remains outstanding.

(v) The Company is not in default, and to the knowledge of the Company, no other party is in default, of any provisions of any agreements, documents or instruments relating to the Palos Verdes Properties, nor has any such default been alleged.

(vi) Except as disclosed in the Company Disclosure Letter, no commission, licence fee, royalty, interests from production or similar payment to any Person with respect to the Palos Verdes Properties, production from the Palos Verdes Properties or with respect to the Palos Verdes Project is payable now or in the future. Except as disclosed in the Company Disclosure Letter, there are no farm-in or earn-in rights, back-in rights, rights of first refusal, rights of first offer, options or other participation interests, rights of preference or similar rights or provisions that affect or could affect the Palos Verdes Properties, production from the Palos Verdes Properties or the Palos Verdes Project or the right of the Company to dispose of any Palos Verdes Property or the Palos Verdes Project.

(ff) Expropriation. No asset (including the Mining Rights) of the Company has been taken or expropriated by any Governmental Entity or Person nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or commence any such proceeding.

(gg) No Options, Etc. Except as disclosed in the Company Disclosure Letter, (i) no Person other than the Strategic Investor pursuant hereto has any Contract (including an option) or any right or privilege capable of becoming same for the purchase from the Company of any of its material assets (including the Mining Rights), and (ii) no Person other than the Strategic Investor pursuant hereto has any oral or written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase of the Mining Rights or any portion thereof.

(hh) Compliance with Laws. The Company has complied and is in compliance with all Laws applicable to it and to the conduct or operation of the Business and to the ownership or use of any of its assets, including the Mining Rights and the Palos Verdes Properties owned or used thereby. The Company has conducted the operation of the Business and the ownership of their respective assets in accordance with Good Industry Practice.

(ii) Consents and Approvals. There is no requirement under applicable Securities Laws or the policies and notices of the CSE for the Company to make any filing, give any notice or obtain any Permit as a condition to the lawful consummation of the transactions contemplated by this Agreement or otherwise obtain any Governmental Approvals, other than filings required to be made following Closing under CSE policies and applicable Securities Laws. Except for such notices as have been given and such consents as have been obtained, there is no requirement under any Material Contract to give any notice to, or to obtain the consent or approval of, any party to such Material Contract, relating to, in connection with or as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated in this Agreement.

(jj) Material Contracts. Other than the Material Contracts, there are no Contracts that are material to the Company or the Palos Verdes Project. The Company Disclosure Letter sets out a list of all the Material Contracts. Neither the Company nor, to the knowledge of the Company, any other Person is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or such other Person under any Material Contract and all such Material Contracts are in good standing, constitute valid and binding agreements of the Company and, to the knowledge of the Company, of each of the other parties thereto, are in full force and effect and are enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(kk) Debt Instruments. The Company is not a party to or bound by or subject to: (i) any bond, debenture, promissory note, credit facility or other similar Contract evidencing indebtedness or potential indebtedness for borrowed money; or (ii) any Contract, whether written or oral, to create, assume or issue any of the foregoing.

(ll) Proceeds. Except for the payment of current liabilities in the ordinary course of business, there is no Person that is or will be entitled to the proceeds of the distribution of the Units to the Strategic Investor under the terms of any debt instrument, Material Contract, or other agreement, instrument or document (written or unwritten).

(mm) No Liabilities. The Company does not have any material liabilities, direct or indirect, contingent or otherwise, other than those disclosed in the Company Public Disclosure Documents.

(nn) Litigation. There are no judgments which remain unsatisfied against the Company or consent decrees or injunctions to which the Company is subject. There are no investigations, actions, suits or proceedings at Law or in equity or by or before any Governmental Entity now pending or, to the knowledge of the Company, threatened against or affecting the Company (or its properties or assets) and, to the knowledge of the Company, there is no ground on which any such action, suit or proceeding might be commenced.

(oo) Financial Matters. The Company Financial Statements have been prepared in accordance with IFRS applied in accordance with Part 1 of the CPA Canada Handbook on a consistent basis throughout and complied in all material respects, as of their respective dates of filing, with the applicable published rules and regulations of the CSE and under applicable Securities Laws with respect thereto, and the Company Financial Statements, together with the applicable certifications filed by the Company in connection with the Company Financial Statements in accordance with NI 52-109, present fairly, in all material respects, the financial condition of the Company for the applicable periods then ended. The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of the Company Financial Statements.

(pp) Off-Balance Sheet Financing. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company with unconsolidated entities or other Persons.

(qq) Independence of Auditors. The auditors of the Company are independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. To the knowledge of the Company, there has never been a "reportable event" (within the meaning of NI 51-102) with the present or any former auditor of the Company.

(rr) No Insolvency Proceedings. To the knowledge of the Company, there has not been any petition filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against the Company or with respect to any asset of the Company under any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt or creditors' rights and no assignment has been made for the benefit of the creditors of the Company. The Company has not authorized any action with respect to its bankruptcy, insolvency, liquidation, dissolution or winding up.

(ss) No Material Change. Since December 31, 2021, no change has occurred in any of the assets, liabilities, business, financial condition or results of operations of the Company which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect.

(tt) Absence of Change. Except as disclosed in the Company Public Disclosure Documents, since December 31, 2021, the Company has not:

(i) paid or satisfied any material obligation or liability, absolute or contingent, other than current liabilities or obligations disclosed in the Company Financial Statements and current liabilities or obligations incurred in the ordinary course of business;

(ii) declared, set aside or paid any dividend, redeemed or repurchased any outstanding shares, or made any distribution of its properties or assets to its Shareholders, other than salaries, fees and other compensation paid in each case in the ordinary course of business;

(iii) suffered a loss, destruction or damage to any of its assets (including the Mining Rights), whether or not insured, that is material to the Company;

(iv) authorized or agreed to any material change in the terms and conditions of employment of its personnel, including any Employee Plan, other than changes disclosed to the Strategic Investor in writing;

(v) entered into any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or other Contract with any employee association, labour union, trade union, labour organization or similar entity;

(vi) waived or cancelled any material right, claim or debt owed to it;

(vii) transferred, assigned, sold or otherwise disposed of any of its assets exceeding $150,000 in value in the aggregate;

(viii) incurred or assumed or guaranteed any liability, obligation or expenditure of any nature, absolute or contingent, other than liabilities incurred in the ordinary course of business and in an amount less than $150,000 in the aggregate;

(ix) committed to make or perform any capital expenditures or maintenance or repair projects, except for capital expenditures or maintenance or repair projects incurred in the ordinary course of business with a value not greater than $150,000 in the aggregate;

(x) entered into any commitment or transaction not in the ordinary course of business;

(xi) entered into or authorized or agreed to any material changes in any Material Contract other than in the ordinary course of business;

(xii) entered into any material Contract with a Related Party;

(xiii) made or agreed to make any bonus or profit-sharing distribution or similar payment of any kind, other than bonuses to employees in the ordinary course of business;

(xiv) arranged any debt financing or incurred or materially increased its indebtedness for borrowed money;

(xv) made any change in any method of accounting or auditing practice except as disclosed in the Company Financial Statements;

(xvi) hypothecated, pledged, subjected to an Encumbrance, granted a security interest in or otherwise encumbered any of its material assets (including the Mining Rights), whether tangible or intangible other than in the ordinary course of business;

(xvii) hypothecated, pledged, subjected to an Encumbrance, granted a security interest in or otherwise encumbered any of the Mining Rights;

(xviii) made any material gift of money or of any property or assets to any individual or Person; or

(xix) authorized, agreed or otherwise become committed to do any of the foregoing.

(uu) Taxes.

(i) The Company has duly filed on a timely basis all Tax Returns required to be filed by it and all such returns are true, correct and complete in all material respects. The Company has paid, on a timely basis, all material Taxes which are due and payable, and all assessments, reassessments, governmental charges, penalties, interest and fines due and payable by it. The Company has made adequate provision for all material Taxes payable by it for the current period and any previous period for which Tax Returns are not yet required to be filed. There are no audits, actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Company, threatened against the Company in respect of Taxes nor are any material matters under discussion with any Governmental Entity relating to Taxes asserted by any such Governmental Entity. The Company has withheld from each payment made to any of its past or present employees, officers or directors, to any non-resident of Canada for the purposes of the Tax Act and to any other Persons, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper Governmental Entity within the time required under any applicable Law. The Company has remitted to the appropriate Governmental Entity, when required by Law to do so, all material amounts collected by it on account of GST or HST and other Taxes. The taxation year of the Company ends on December 31st of each year. The Canadian federal income tax of the Company has been assessed by the Canada Revenue Agency for all taxation years up to and including the taxation year ended December 31, 2021 and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return, or payment of any Tax.

(ii) The Company does not have any outstanding obligations to incur or renounce expenditures in connection with "flow through shares" within the meaning of the Tax Act.

(vv) Corrupt Practices.

(i) The Company has fully complied with, and are currently in full compliance with, the Corruption of Foreign Public Officials Act (Canada), Part IV, section 426 of the Criminal Code (Canada) and any other Laws of any jurisdiction applicable to the Company from time to time that prohibits payments to improperly influence government officials or private individuals (collectively, "Anti-Corruption Laws"). Neither the Company nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, Affiliate or other Person acting on behalf of the Company have, taken any action, either directly or indirectly, that would result in a violation of the Anti-Corruption Laws, including making, offering, authorizing or promising any payment, contribution, gift, entertainment, bribe, rebate, kickback or any other thing of value, regardless of form or amount, to any (i) foreign or domestic government official or employee; (ii) employee of a foreign or domestic government owned or controlled entity; (iii) foreign or domestic political party, political official or candidate for political office; (iv) any officer or employee of a public international organization; or (v) any other Person, in each case, to obtain a business or competitive advantage, as consideration for an act, omission or influence, or to receive favourable treatment in obtaining or retaining business, or to pay for favourable treatment already secured.

(ii) Neither the Company nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, Affiliate or other Person acting on behalf of the Company (i) is or in the past five years has been, under administrative, civil or criminal investigation, indictment, information, suspension, debarment or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of the Anti-Corruption Laws; or (ii) has received notice from, or made a voluntary disclosure to, the Royal Canadian Mounted Police or other government authority or agency regarding alleged or possible violations of the Anti-Corruption Laws.

(iii) To the best of the knowledge of the Company, neither the Company nor any director, employee or agent of any member of the Company, or any Person acting on any member of the Company's behalf, has, in connection with, or otherwise relating to, the operation of the Business, engaged in any activity or conduct that has resulted in or will result in a violation of any applicable antitrust or competition laws.

(iv) The Company and its directors, officers, employees and agents are and have at all times been in material compliance with all applicable anti-money laundering laws, rules, and regulations, including anti-money laundering-related government guidance (collectively, "AML Laws"). To the knowledge of the Company, there is no pending investigation, inquiry or enforcement action against the Company or any of their respective officers, directors or employees relating to any violation or potential violation of any AML Law related to the Business.

(v) The Company has not violated any applicable Laws, rules, or regulations governing exports, imports or re-exports to or from any country, including the export or re-export of goods, services or technical data from such country, or imposing trade embargoes or economic sanctions against other countries or Persons (such legal requirements being collectively referred to as "Export Controls"). To the knowledge of the Company, there is no pending investigation, inquiry or enforcement action against the Company or any of its officers, directors or employees relating to any violation or potential violation of any Export Controls related to the Business.

(ww) No Restrictions to Compete. The Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the to compete in any line of business, or transfer or move any of its assets or operations.

(xx) Employee and Consultant Matters.

(i) The Company is not aware of any material breach of any employment, consulting or management services Contract to which it is a party.

(ii) The Company is are not bound by or a party to any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement, or other Contract with any employee association, trade union, labour organization or similar entity. No labour dispute, labour negotiation, union organizing effort, work stoppage or slowdown or labour strike impacting the employees of the Company exists, or to the knowledge of the Company, is pending, imminent, threatened or reasonably anticipated, nor has there been such labour dispute, labour negotiation, union organizing effort, work stoppage or slowdown or labour strike within the past three years. The Company has not engaged in any unfair labour practice nor to the knowledge of the Company is there any pending or threatened complaint regarding any alleged unfair labour practice.

(iii) Except as disclosed in the Company Disclosure Letter, the Company has no Employee Plans. No Employee Plan is a "registered pension plan", as that term is defined in subsection 248(1) of the Tax Act. No Employee Plan provides for post-retirement or postemployment benefits.  No material liability exists with respect to an Employee Plan that has been terminated.

(iv) The distribution of the Units will not trigger any compensation or remuneration or other rights for employees of the Company or accelerate funding or vesting under any Employee Plan.

(v) The Company has been and is in compliance, in all material respects, with all applicable Laws with respect to employment and labour, including without limitation, employment practices and standards, terms and conditions of employment, wages and hours, overtime, vacation, occupational health and safety, human rights, labour relations, pay equity, worker classification, immigration, accessibility, workers' compensation, and the administration of Employee Plans.  There are no current, pending or, to the knowledge of the Company, threatened proceedings before any Governmental Entity with respect to any of the employees or consultants (or former employees or consultants) of the Company, or with respect to any of the Employee Plans. There are no complaints, claims, charges, levies, investigations or penalties outstanding or anticipated, nor are there any orders, decisions, directions or convictions currently registered or outstanding by any Governmental Entity against or in respect of the Company under or in respect of any employment or labour Laws.

(vi) Except as disclosed in the Company Disclosure Letter, none of the employees or consultants engaged by the Company earning annual compensation or fees in excess of $50,000 per year has indicated to the Company that the employee or consultant intends to resign, retire or terminate the employee or consultant's engagement with the Company.

(yy) Environmental.

(i) The Company, the Business, the Palos Verdes Properties and the Palos Verdes Project and any other currently owned, used or occupied assets of the Company, and all operations thereon have been, since the Company owned, used or occupied such assets and are in compliance with Environmental Laws.

(ii) The Company holds and is in compliance with all Permits required under Environmental Laws in relation to the operation of the Business at the Palos Verdes Properties and the Palos Verdes Project.

(iii) There are and, to the knowledge of the Company, have been, no conditions, occurrences, or Hazardous Materials which could reasonably be expected to form the basis of a claim against the Company alleging non-compliance with Environmental Laws and there is no fact or circumstance which could result in a Loss for the Company arising under any Environmental Laws.

(iv) The Company has conducted all work and activities in protected, environmentally sensitive, and wetland areas in compliance with Environmental Laws and Good Industry Practice and have received and complied with all Permits required under Environmental Laws to conduct such work and activities in such areas.

(v) None of the Company, the Business, the Palos Verdes Properties and the Palos Verdes Project or any of the Company's  other assets is subject to any, nor, to the knowledge of the Company, is there any pending or threatened claim, action, notice, demand, allegation, investigation, proceeding, application, order, judgment, requirement or directive relating to Hazardous Substances or any actual, potential or alleged violation of or failure of the Company to comply with any Environmental Law, or is otherwise subject to any actual or alleged material corrective, investigatory or remedial obligations arising under Environmental Laws.

(zz) Community Relationships. There are no material complaints, issues, proceedings, disputes, disagreements or discussions with Indigenous, Aboriginal or community groups which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Palos Verdes Project. To the knowledge of the Company, no Indigenous, Aboriginal or community group has asserted or threatened to assert any claims to the Palos Verdes Properties that could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Palos Verdes Properties or the Palos Verdes Project.

(aaa) Government Relationships. There are no material complaints, issues, proceedings, disputes, disagreements or discussions with any Governmental Entity which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Palos Verdes Project and, to the knowledge of the Company, there exists no actual termination, limitation, modification or material change in the working relationship with any Governmental Entity.

(bbb) Indigenous Matters.

(i) Except as set out in the Company Disclosure Letter, the Company has not received notice that the Business, the Palos Verdes Properties or the Palos Verdes Project are subject to any Indigenous Claims, and there are no current or pending Indigenous Claims or any actual or to the knowledge of the Company potential Indigenous archeological, burial, cultural or heritage sites or any specific or comprehensive claims with respect to Indigenous rights or treaty rights affecting the Palos Verdes Properties or the Palos Verdes Project.

(ii) Except as set out in the Company Disclosure Letter, the Company has not entered into any written or oral arrangements or agreements with any Indigenous Group to provide benefits, pecuniary or otherwise, with respect to the Palos Verdes Properties or the Palos Verdes Project at any stage of development and the Company has not offered to any Indigenous Group any benefits with respect to the Palos Verdes Properties or the Palos Verdes Project at any stage of development, or engaged in discussions, negotiations or similar communications with any Indigenous Group regarding the foregoing or otherwise in relation to the Palos Verdes Properties or the Palos Verdes Project. For the arrangements and agreements set out in the Company Disclosure Letter, neither the Company nor, to the knowledge of the Company, any other Person is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company, its Subsidiary or such other Person under any such arrangement or agreement and all such arrangements and agreements are in good standing, constitute valid and binding agreements of the Company and, to the knowledge of the Company, of each of the other parties thereto, are in full force and effect and are enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(ccc) Intellectual Property. The Company own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights used in connection with the Business. No claim has been made against the Company alleging the infringement by the Company of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any Person.

(ddd) No Brokers, Finders or Advisors. No broker, Finder or financial or investment advisor acted for the Company in connection with this Agreement. The Company is not a party to any Contract with any broker, Finder or financial or investment advisor in connection with this Agreement which would make the Company liable for any fees or commissions.

(eee) Full Disclosure. All information which has been prepared by the Company relating to the Company and its business, properties and liabilities provided to the Strategic Investor is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading.

3.2 Representations and Warranties of the Strategic Investor

The Strategic Investor hereby represents, warrants and covenants to the Company, as of the date hereof and as of the Closing Date, as follows and acknowledges that the Company is relying on such representations and warranties in completing its issuance of the Securities:

(a) Organization. The Strategic Investor is duly incorporated and is a company validly existing and in good standing under the laws of the Province of British Columbia, with full power, authority and legal capacity to own or to hold the Securities and to complete the transactions to be completed by it as contemplated in this Agreement. The Strategic Investor is up to date in all material corporate filings and is in good standing under applicable corporate Laws.

(b) Authorization. The Strategic Investor has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Strategic Investor and is a valid and binding agreement of the Strategic Investor enforceable against the Strategic Investor by the Company in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws and to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. No other corporate proceedings of the Strategic Investor are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby.

(c) No Violation. The execution and delivery of this Agreement by the Strategic Investor and the issuance of the Consideration Shares to the Company will not result in a violation of any of the terms and provisions of any Law applicable to the Strategic Investor or its constating documents.

(d) Residency. The Strategic Investor is a resident of Canada for the purposes of the Tax Act.

(e) Accredited Investor. The Strategic Investor is an "accredited investor" within the meaning of NI 45-106 and was not created or used solely to purchase securities as an "accredited investor" as described in paragraph (m) of the definition of "accredited investor" in NI 45-106 and it is purchasing the Units as principal for its own account.

(f) Strategic Investor's Percentage. As of the date hereof, the Strategic Investor's Percentage is nil.

(g) Knowledge of Strategic Investor. The Strategic Investor has no knowledge of a "material fact" or a "material change" (as those terms are defined in the Securities Laws) with respect to the Company that has not generally been disclosed to the public or that is not otherwise known by the Company.

(h) No Offering Document. The Strategic Investor has not received and does not require to receive any offering document, prospectus or other disclosure document relating to the Common Shares or the business and affairs of the Company to assist the Strategic Investor in making an investment decision in respect of the Units. The Strategic Investor acknowledges that due to the fact that no prospectus has been or is required to be filed with respect to any of the Units under applicable Securities Laws the Strategic Investor may not receive information that might otherwise be required to be provided to it under such legislation.

(i) Risks. The Strategic Investor is aware that (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, (ii) there is no government or other insurance covering the Securities, and (iii) there are risks associated with the acquisition of the Securities and the Strategic Investor is aware of the risks and other characteristics of the Securities.

(j) Statutory Hold Period. The Strategic Investor acknowledges that the Securities shall be subject to statutory resale restrictions under applicable Securities Laws and the policies of the CSE and that it may not resell the Securities except in compliance with such Securities Laws and CSE policies. The Strategic Investor further acknowledges that any certificate representing the Securities shall bear the following legend until the expiration of the applicable hold period:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND ONE DAY AFTER THE CLOSING DATE]."

(k) Voluntary Hold Period. The Strategic Investor further acknowledges that the Unit Shares are subject to voluntary resale restrictions and that any certificate representing the Unit Shares shall bear the following additional legends until the expiration of the applicable hold period:

(i) as to 25% of the Unit Shares:

"THESE SECURITIES ARE SUBJECT TO A VOLUNTARY HOLD PERIOD AND MUST NOT BE TRADED THE SECURITY BEFORE [INSERT DATE THAT IS 6 MONTHS AFTER THE CLOSING DATE]."

(ii) as to 25% of the Unit Shares:

"THESE SECURITIES ARE SUBJECT TO A VOLUNTARY HOLD PERIOD AND MUST NOT BE TRADED THE SECURITY BEFORE [INSERT DATE THAT IS 12 MONTHS AFTER THE CLOSING DATE]."

(iii) as to 25% of the Unit Shares:

"THESE SECURITIES ARE SUBJECT TO A VOLUNTARY HOLD PERIOD AND MUST NOT BE TRADED THE SECURITY BEFORE [INSERT DATE THAT IS 18 MONTHS AFTER THE CLOSING DATE]."

(iv) as to 25% of the Unit Shares:

"THESE SECURITIES ARE SUBJECT TO A VOLUNTARY HOLD PERIOD AND MUST NOT BE TRADED THE SECURITY BEFORE [INSERT DATE THAT IS 24 MONTHS AFTER THE CLOSING DATE]."

(l) General Solicitation. The distribution of the Units has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(m) Acting in Concert. The Strategic Investor does not act jointly or in concert with any third party (other than its Affiliates) for the purposes of the acquisition of the Units.

(n) Evaluation of Investment. The Strategic Investor is capable by reason of knowledge and experience in financial and business matters in general, and investments in particular, of assessing and evaluating the merits and risks of an investment in the Units, and is and will be able to bear the economic loss of its entire investment in Units and can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with the investment.

(o) Collection of Personal Information. The Strategic Investor:

(i) acknowledges and consents to the Company collecting and delivering to the regulatory authorities in the Company Reporting Jurisdictions any personal information provided by the Strategic Investor respecting itself which is required to be provided in satisfaction of the Company's obligations pursuant to Securities Laws, including the information required by Form 45-106F1 Report of Exempt Distribution; and

(ii) acknowledges that its name and other specified information, including the number of Units acquired, may be disclosed to (A) the Canadian Securities Commissions and the CSE, and may become available to the public in accordance with the requirements of applicable Laws, and (B) authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the Strategic Investor consents to such disclosure to the extent required by applicable Laws.

(p) Capitalization. The Strategic Investor is authorized to issue an unlimited number of Common Shares, of which 178,680,802 Common Shares are issued and outstanding as of the date hereof. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly and validly authorized and issued.

(q) Internal Controls. The Strategic Investor maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS. The Strategic Investor reasonably believes that its internal controls over financial reporting are effective and the Strategic Investor is not aware of any significant deficiencies in the design or operation of its internal controls over financial reporting.

(r) Regulatory Matters.

(i) The Strategic Investor is a "reporting issuer" under the Securities Laws of each of the Vizsla Reporting Jurisdictions and is not noted as being in default on the list of reporting issuers maintained under applicable Securities Laws of such Vizsla Reporting Jurisdictions, and in particular, without limiting the foregoing, the Strategic Investor is in compliance with its disclosure obligations under Securities Laws. All filings and fees due and payable by the Strategic Investor pursuant to Securities Laws and general corporate law have been made and paid. The Strategic Investor has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer and has not received any notification from a Securities Regulator seeking to revoke the reporting issuer status of the Strategic Investor.

(ii) As of their respective filing dates, each of the Vizsla Public Disclosure Documents complied with the requirements of applicable Securities Laws and none of the Vizsla Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Strategic Investor has not filed any confidential material change report or other confidential report with any Canadian Securities Commission or other Governmental Entity which remains confidential.

(s) Listing of Vizsla Common Shares.

(i) The Vizsla Common Shares are listed and posted for trading on the TSXV and no order ceasing or suspending trading in any securities of the Strategic Investor or prohibiting the distribution of the Vizsla Common Shares or the trading of any of the Strategic Investor's issued securities has been issued and, to the knowledge of the Strategic Investor, no (formal or informal) proceedings for such purpose have been threatened or are pending.

(ii) The Strategic Investor is in compliance with the policies and notices of the TSXV and has not taken any action which would reasonably be expected to result in the delisting or suspension of the Vizsla Common Shares on or from the TSXV.

(t) Restrictive Documents. Neither the Strategic Investor nor its Subsidiaries are subject to, or a party to, any restriction under its constating documents, any Law, any Claim, any Contract or instrument, any Encumbrance or any other restriction of any kind or character which would prevent or restrict (i) the consummation of the transactions contemplated by this Agreement; (ii) the compliance by the Strategic Investor with the terms, conditions and provisions hereof; (iii) the declaration of dividends by the Strategic Investor; or (iv) the operation of the Strategic Investors' business after the date hereof.

(u) Financial Matters. The Vizsla Financial Statements have been prepared in accordance with IFRS applied in accordance with Part 1 of the CPA Canada Handbook on a consistent basis throughout and complied in all material respects, as of their respective dates of filing, with the applicable published rules and regulations of the TSXV and under applicable Securities Laws with respect thereto, and the Vizsla Financial Statements, together with the applicable certifications filed by the Strategic Investor in connection with the Vizsla Financial Statements in accordance with NI 52-109, present fairly, in all material respects, the financial condition of the Strategic Investor for the applicable periods then ended. The Strategic Investor does not intend to correct or restate, nor, to the knowledge of the Strategic Investor, is there any basis for any correction or restatement of, any aspect of the Vizsla Financial Statements.

(v) Independence of Auditors. The auditors of the Strategic Investor are independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. To the knowledge of the Strategic Investor, there has never been a "reportable event" (within the meaning of NI 51-102) with the present or any former auditor of the Strategic Investor.

(w) No Insolvency Proceedings. To the knowledge of the Strategic Investor, there has not been any petition filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against the Strategic Investor or any of its Subsidiaries or with respect to any asset of the Strategic Investor or any of its Subsidiaries under any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt or creditors' rights and no assignment has been made for the benefit of the creditors of the Strategic Investor or any of its Subsidiaries. Neither the Strategic Investor nor any of its Subsidiaries has authorized any action with respect to its bankruptcy, insolvency, liquidation, dissolution or winding up.

(x) No Material Change. Since April 30, 2022, no change has occurred in any of the assets, liabilities, business, financial condition or results of operations of the Strategic Investor or its Subsidiaries which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect.

(y) Taxes. Each of the Strategic Investor and its Subsidiaries has duly filed on a timely basis all Tax Returns required to be filed by it and all such returns are true, correct and complete in all material respects. Each of the Strategic Investor and its Subsidiaries has paid, on a timely basis, all material Taxes which are due and payable, and all assessments, reassessments, governmental charges, penalties, interest and fines due and payable by it. Each of the Strategic Investor and its Subsidiaries has made adequate provision for all material Taxes payable by it for the current period and any previous period for which Tax Returns are not yet required to be filed. There are no audits, actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Strategic Investor, threatened against the Strategic Investor or any of its Subsidiaries in respect of Taxes nor are any material matters under discussion with any Governmental Entity relating to Taxes asserted by any such Governmental Entity. Each of the Strategic Investor and its Subsidiaries has withheld from each payment made to any of its past or present employees, officers or directors, to any non-resident of Canada for the purposes of the Tax Act and to any other Persons, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper Governmental Entity within the time required under any applicable Law. Each of the Strategic Investor and its Subsidiaries has remitted to the appropriate Governmental Entity, when required by Law to do so, all material amounts collected by it on account of GST or HST and other Taxes. The taxation year of the Strategic Investor ends on December 31st of each year. The Canadian federal income tax of the Strategic Investor has been assessed by the Canada Revenue Agency for all taxation years up to and including the taxation year ended December 31, 2021 and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return, or payment of any Tax.

3.3 Survival of Representations and Warranties

The representations, warranties and covenants of a Party herein shall survive the Closing hereunder until the second anniversary thereof, unless bona fide notice of a claim shall have been made in writing before such date, in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim, notwithstanding any investigation made by or on behalf of the Party entitled to rely on such representation and warranty, and provided that the representations and warranties in Section 3.1(uu) and Section 3.2(y) shall survive and continue in full force and effect until 60 days following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Taxes or interest or penalties upon Taxes under applicable Law in respect of any taxation year to which such representations and warranties extend could be issued under such Law. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time following the date hereof, subject only to applicable limitation periods imposed by applicable Law.

ARTICLE 4 ADDITIONAL COVENANTS

4.1 Board Representation

(a) For so long as the Strategic Investor's Percentage is at least 8%, the Strategic Investor shall be entitled (but not required) to designate one individual (the "Strategic Investor's Designee") to be appointed to the Board and the Board shall (within ten Business Days after receiving such notice from the Strategic Investor) take all reasonably practicable action (including, to the extent permitted without obtaining approval of the Shareholders, by amending the organizational documents of the Company, if necessary, or increasing the size of the Board) to cause the Strategic Investor's Designee to be appointed to the Board to serve as a member of the Board for a term expiring not earlier than the Company's next annual meeting of Shareholders at which directors of the Company are to be elected, provided that such Strategic Investor's Designee consents in writing to serve as a director and is, and remains, eligible under the Act and under the rules of the CSE to serve as a director.

(b) For so long as the Strategic Investor's Percentage is at least 8%, the Company shall nominate and cause the Strategic Investor's Designee to be included as a nominee proposed by the Company to the Shareholders for election as a director at each meeting of Shareholders at which directors of the Company are to be elected following the appointment of the Strategic Investor's Designee.

(c) The Company shall nominate and use commercially reasonable efforts to cause the election of the Strategic Investor's Designee (which shall include, (i) subject to applicable Laws, including in any management information circular used by the Company to solicit the vote of its Shareholders in connection with any such meeting, the recommendation of the Board that Shareholders vote in favour of the director nominated by the Company and (ii) soliciting and obtaining proxies in favour of, and otherwise supporting the election of, such Strategic Investor's Designee at the applicable meeting of Shareholders, each in a manner no less favourable than the manner in which the Company supports its other nominees for election at the applicable meeting of Shareholders).

(d) The Company shall notify the Strategic Investor in writing promptly upon determining the date of any meeting of Shareholders at which directors of the Company are to be elected and the Strategic Investor shall advise the Company and the Board of the name of the Strategic Investor's Designee, if any, within ten Business Days after receiving such notice.

(e) If the Strategic Investor does not advise the Company and the Board of the Strategic Investor's Designee or does not advise the Company that it wishes to decline to designate a Strategic Investor's Designee for nomination for election at the relevant meeting of Shareholders within the time set forth in Section 4.1(d), then the Strategic Investor will be deemed to have designated its incumbent designee, if any, for nomination for election at the relevant meeting of Shareholders.

(f) If a Strategic Investor's Designee is not elected by Shareholders or ceases to hold office as a director of the Company for any reason, the Strategic Investor shall be entitled (but not required) to designate an individual to replace such Strategic Investor's Designee and the Company shall promptly take all steps as may be necessary to cause the Board to appoint as soon as practicable such individual to the Board to replace the Strategic Investor's Designee who has not been elected or ceased to hold office, provided that such Strategic Investor's Designee consents in writing to serve as a director and is, and remains, eligible under the Act and under the rules of the CSE to serve as a director.

(g) For so long as the Strategic Investor's Designee serves as a member of the Board, the Strategic Investor's Designee shall be eligible to serve on any committee of the Board, provided that the Strategic Investor's Designee satisfies the eligibility criteria for such committee as reasonably determined by the Board or an authorized committee thereof from time to time, the rules of the CSE and applicable corporate laws and Securities Laws.

(h) The Company covenants that all Board meetings and Board committee meetings will be held in English and all Board minutes, committee minutes, notices and related correspondence will be written in English.

(i) Each Strategic Investor Nominee shall be compensated for the Strategic Investor's Designee service on the Board and any committee thereof consistent with the Company's policies for director compensation, provided that any full-time employee of the Strategic Investor or any of its Affiliates who serves as a Strategic Investor's Designee shall not be entitled to any salary or compensation from the Company for the Strategic Investor's Designee's services. Each Strategic Investor's Designee shall be reimbursed for all reasonable expenses related to such service on the Board consistent with the Company's policies for director reimbursement. If the Company adopts a policy that directors own a minimum amount of equity in the Company, the Strategic Investor's Designee shall not be subject to such policy.

(j) The Company shall at all times provide the Strategic Investor's Designee (in his or her capacity as a member of the Board) with the same rights to indemnification and exculpation that it provides to the other members of the Board. The Company has obtained and shall maintain customary director liability insurance (taking into account, to the extent applicable, the size of the Company, the fact that the Company's securities are publicly traded and the business in which the Company operates).

(k) Subject to Section 4.17 and applicable Law, each Strategic Investor's Designee shall be permitted to disclose non-privileged information about the Company that the Strategic Investor's Designee receives as a result of being a director of the Company or Board Observer to the Strategic Investor, its Affiliates and their respective Representatives solely for the purposes of monitoring, administering or managing the Strategic Investor's investment in the Company and advising the Strategic Investor's Designee in the Strategic Investor's Designee's capacity as a director of the Company or Board Observer and for no other purpose; provided that the recipient of such disclosure is directed to keep confidential and not disclose any Confidential Information in accordance with Section 4.17. The Strategic Investor shall be liable to the Company for any breach of this Section 4.1(k) by any of the foregoing Persons as if such Person were an original party hereto.

4.2 Technical Committee

(a) For so long as the Strategic Investor's Percentage is greater than 8%, the Strategic Investor and the Company will maintain a technical advisory committee (the "Technical Committee") to coordinate exploration of the Panuco District in accordance with the Technical Committee Mandate. The Technical Committee shall be composed of three individuals, with one member being appointed by each of the Company and the Strategic Investor and the third member being Dr. Peter Megaw. Each member of the Technical Committee shall be referred to as a "Technical Committee Member". Each Technical Committee Member appointed by the Strategic Investor and the Company shall be referred to as a "Strategic Investor Technical Committee Member" and a "Company Technical Committee Member", respectively, and the third Technical Committee Member shall be referred to as the "Mutual Technical Committee Member".

(b) The Strategic Investor may appoint or remove a Strategic Investor Technical Committee Member by written notice to the Company and the Company may appoint or remove a Company Technical Committee Member by written notice to the Strategic Investor. The Parties may appoint or remove the Mutual Technical Committee Member by mutual agreement. Each Technical Committee Member may be represented at any meeting of the Technical Committee by an alternate designated by such Technical Committee Member with reasonable prior written notice. Any alternate so acting shall be deemed to be a Technical Committee Member. The Company and the Strategic Investor shall also be entitled to designate from time to time, subject to the consent of the other party, not to be unreasonably withheld, one or more observers to attend meetings of the Technical Committee. If the Company and the Strategic Investor wishes to designate any such observers it shall: (i) provide the others with reasonable prior written notice of the names and positions held by such observers in advance of any meeting to be attended by such observers, and (ii) be solely responsible for distributing to such observers any materials provided to the Technical Committee Members.

(c) The role of the Technical Committee shall be advisory to the management of the Parties on matters related to exploration of the Panuco District (not including the Parties' respective properties). The Technical Committee will have no authority to bind the Parties nor over the conduct of the operations of the Parties and will not be responsible for the decisions of management of the Parties or the board of directors of the Parties. The recommendations and advice of the Technical Committee are subject in all instances to the determinations of management of the Parties. The Technical Representatives shall not receive any compensation from the Company for service on the Technical Committee.

(d) Meetings of the Technical Committee will be held as required to carry out the responsibilities of the Technical Committee, and at least every six months, on 15 days' notice delivered to the Technical Committee Members by the Company or the Strategic Investor, and such meetings shall be held at the offices of the Strategic Investor or at other mutually agreed places. In lieu of meetings in person, the Technical Committee may conduct meetings by telephone or video conference or by other means of electronic communication by which all persons participating in the meeting are able to hear the entire meeting and be heard by all other persons attending the meeting, in each case as the Technical Committee determines. Written agendas and minutes shall be prepared and retained for all meetings of the Technical Committee. Minutes shall be circulated in draft to all Technical Committee members for review and comment at least ten Business Days before finalization.

(e) At its first meeting, the Technical Committee will adopt the Technical Committee Mandate.

(f) The Strategic Investor will reimburse the Technical Committee Members for all reasonable out-of-pocket expenses and disbursements actually and properly incurred by them in connection with the performance of their duties as Technical Committee Members, provided that for all such expenses each Technical Committee Member will furnish to the Strategic Investor originals of all invoices, statements or receipts in respect of which such Technical Committee Member seeks reimbursement.  All expenses must be approved by the Strategic Investor prior to their incurrence by a Technical Committee Member.

4.3 Equity Financings

(a) For so long as the Strategic Investor's Percentage is at least 8%, in the event that the Company proposes to issue Common Shares or Convertible Securities, including convertible debt securities (collectively, "Equity Securities") directly or indirectly, for cash or cash equivalents (an "Equity Financing"), other than the issue of Equity Securities (i) in respect of which the Top-Up Right (as defined below) would be applicable; or (ii) pursuant to a rights offering ("Rights Offering") by the Company that is open to all Shareholders:

(i) the Company shall deliver a notice to the Strategic Investor in writing as soon as possible, but in any event no later than the earliest of: (i) the public announcement of the Equity Financing, (ii) the date on which the Company files a preliminary prospectus, registration statement or other offering document in connection with an Equity Financing that constitutes a public offering of the Equity Securities and (iii) ten Business Days prior to the proposed closing date of the proposed Equity Financing (the "Equity Financing Notice"), specifying: (A) the total number of Outstanding Equity Securities, (B) the total number of Equity Securities which are proposed to be offered for sale, (C) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale, (D) the consideration for which the Equity Securities are proposed to be offered for sale, and (E) if not already disclosed in the Equity Financing Notice, the proposed closing date of the Equity Financing;

(ii) as soon as practicable following the delivery of an Equity Financing Notice, the Company will use its commercially reasonable efforts to provide the Strategic Investor with such information concerning the Company as the Strategic Investor may reasonably request for the purposes of evaluating the Equity Securities;

(iii) the Strategic Investor shall have the right (the "Anti-Dilution Right") to subscribe for:

(A) in the case of an Equity Financing of Common Shares, up to such number of Common Shares that the Company proposes to offer for sale as described in the Equity Financing Notice as would result in the Strategic Investor and its Affiliates collectively maintaining, following the completion of the Equity Financing, the Strategic Investor's Percentage held immediately prior to the Equity Financing Notice, for the consideration and on the same terms and conditions as offered to the other potential investors under the Equity Financing, all as set forth in the Equity Financing Notice; and

(B) in the case of an Equity Financing of Equity Securities (other than Common Shares), up to such number of Equity Securities that the Company proposes to offer for sale as described in the Equity Financing Notice as would result (assuming, for all purposes of this Section 4.3(a)(iii)(B), the conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Equity Securities issued in connection with the Equity Financing and issuable pursuant to this Section 4.3(a)(iii)) in the Strategic Investor and its Affiliates collectively maintaining, following the completion of the Equity Financing, the Strategic Investor Percentage held immediately prior to the Equity Financing Notice, for the consideration and on the same terms and conditions, as offered to the other potential investors under the Equity Financing all as set forth in the Equity Financing Notice; and

(iv) if the Strategic Investor elects to subscribe for such Equity Securities, the Strategic Investor shall provide written notice to the Company by the close of business on the tenth day following the day upon which the Equity Financing Notice is received by the Strategic Investor (the "Equity Financing Notice Period"), except as otherwise provided in Section 4.3(a)(i) in the case of a Bought Deal Financing.

(b) In connection with the Strategic Investor's rights under this Section 4.3, the Company shall use its reasonable efforts to promptly obtain any required approval or promptly make any required notice, including to the CSE under the rules, policies or requirements of the CSE, in connection with the exercise of such rights. The Strategic Investor shall provide such assistance and cooperation as is reasonably necessary in connection with the foregoing.

(c) For the purposes of calculating the Strategic Investor's subscription entitlement in any Equity Financing pursuant to Section 4.3(a)(iii), the Company and the Strategic Investor acknowledge and agree that such calculation shall be determined with reference to and shall include all Equity Securities to be acquired by subscribers in such Equity Financing, including any subscriptions or purchases pursuant to a Person's participation rights, including any pre-emptive, pro rata, or top-up right, as applicable ("Existing Participation Rights"). The Company shall promptly, and in any event within one Business Day of receipt of such information from each such Person, confirm in writing to the Strategic Investor the intention of each such Person to subscribe for and purchase Equity Securities pursuant to their respective Existing Participation Rights in connection with each Equity Financing, if applicable.

(d) If the Strategic Investor elects, or is deemed to have elected, not to exercise its Anti-Dilution Right, then the Company may at any time within 45 Business Days of the expiry of the Equity Financing Notice Period complete the Equity Financing, provided that such Equity Financing is on the same terms and conditions as those set out in the Equity Financing Notice provided to the Strategic Investor.

(e) If the Company has not issued the Equity Securities under a proposed Equity Financing within 45 Business Days after the expiry of the Equity Financing Notice Period, the Company shall not thereafter proceed with such Equity Financing without providing the Strategic Investor with another opportunity to exercise its Anti-Dilution Right in respect of such Equity Financing.

4.4 Top-Up Offering

(a) Without limiting Section 4.3 and subject to Section 4.4(b), from the Closing and for so long thereafter as the Strategic Investor's Percentage is at least 8%, the Strategic Investor (or an Affiliate thereof) shall have the right (the "Top-Up Right") to subscribe for Common Shares in respect of any Top-Up Securities (as defined below) that the Company may, from time to time, issue after the date of this Agreement (including prior to the Closing), subject to any CSE or other stock exchange requirements as may then be applicable (a "Top-Up Offering"). The maximum number of Common Shares that may be subscribed for by the Strategic Investor (or through an Affiliate) pursuant to the Top-Up Right in any Top-Up Offering shall be equal to such number of Common Shares that will allow the Strategic Investor to maintain, following the completion of the Top-Up Offering, the Strategic Investor's Percentage held immediately prior to the issuance of the Top-Up Securities. The term "Top-Up Securities" shall mean any Equity Securities issued:

(i) pursuant to any Share Incentive Plan or as compensation paid for services to employees or consultants;

(ii) on the exercise, conversion or exchange of Convertible Securities issued prior to the date hereof or on the exercise, conversion or exchange of Convertible Securities issued after the date hereof in compliance with the terms of this Agreement;

(iii) pursuant to the exercise of options of the Company;

(iv) pursuant to the exercise of any third party's Existing Participation Rights (to the extent that the Strategic Investor has not exercised its Anti-Dilution Right in respect thereof);

(v) in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Company, in each case, with an equity component; or

(vi) in connection with a Non-Cash Transaction.

(b) The Top-Up Right may be exercised on a quarterly basis as set out in Section 4.4(c) and shall be effected through subscriptions for Common Shares by the Strategic Investor (or through an Affiliate) for a price per Common Share, subject to Section 4.5(f), equal to the lesser of (i) the issue price of the relevant Top-Up Securities and (ii) the 20-day volume weighted average price of the Common Shares on the CSE immediately prior to the delivery of the Top-Up Right Offer Notice. Any dilution to the Strategic Investor's Percentage resulting from the issuance of Top-Up Securities during the applicable fiscal period of the Company will be disregarded for purposes of determining whether the Strategic Investor or its Affiliates has maintained a required Strategic Investor's Percentage pursuant to this Agreement, prior to the later of (i) the expiry of the Top-Up Right Notice Period and (ii) if a Top-Up Right Acceptance Notice is provided, the completion of the acquisition of the securities pursuant to the Top-Up Right specified in such Top-Up Right Acceptance Notice.

(c) Within ten days following the end of each fiscal quarter of the Company, the Company shall send a written notice to the Strategic Investor (the "Top-Up Right Offer Notice") specifying: (i) details of all issuances of Top-Up Securities during such fiscal period (including, for each issuance, the number of Top-Up Securities issued, the date of the issuance and the issue price), (ii) the total number of the then issued and outstanding Common Shares (which shall specify any securities that will or may be issued to Persons having similar participation rights), and (iii) the Strategic Investor's Percentage (based on the last publicly reported ownership figures of the Strategic Investor and/or its Affiliates and the number of issued and outstanding Common Shares in (ii) above) assuming the Strategic Investor or an Affiliate did not exercise its Top-up Right.

(d) The Strategic Investor and/or an Affiliate shall have a period of five Business Days from the date of the Top-Up Right Offer Notice (the "Top-Up Right Notice Period") to notify the Company in writing (the "Top-Up Right Acceptance Notice") of the exercise, in full or in part, of the Top-Up Right. The Top-Up Right Acceptance Notice shall specify the number of Common Shares subscribed for by the Strategic Investor and/or an Affiliate pursuant to the Top-Up Right and the subscription price calculated in accordance with Section 4.4(b). If the Strategic Investor and/or an Affiliate fails to deliver a Top-Up Right Acceptance Notice within the Top-Up Right Notice Period, then the Top-Up Right of the Strategic Investor in respect of the relevant issuances of Top-Up Securities during the applicable fiscal period is extinguished. If the Strategic Investor and/or an Affiliate gives a Top-Up Right Acceptance Notice, the sale of the Top-Up Securities to the Strategic Investor and/or an Affiliate shall be completed as soon as reasonably practicable thereafter.

4.5 Acknowledgements

(a) The Company acknowledges and agrees that it will comply with its obligations to the Strategic Investor contained in this ARTICLE 4 and to any other Person that has preemptive, pro rata, participation or top-up rights, to the extent that such rights are engaged in connection with any Equity Financings or Top-Up Offerings, in a coordinated manner and as part of such Equity Financing or Top-Up Offering so as to ensure that the exercise of any such right does not trigger or give rise to any further or consequential pre-emptive, pro rata, participation or top-up right of the Strategic Investor or any other Person.

(b) The Company acknowledges and agrees to take any and all commercially reasonable steps as are required to facilitate the rights of the Strategic Investor set forth in this ARTICLE 4, including: (i) undertaking a private placement or directed offering of Equity Securities to the Strategic Investor as part of any Equity Financing, (ii) if required, increasing the size of any Equity Financing to satisfy its obligations to the Strategic Investor pursuant to Sections 4.3 and 4.4, and its obligations to any Person pursuant to Existing Participation Rights, and (iii) undertaking a private placement of Common Shares to the Strategic Investor pursuant to the Strategic Investor's Top-Up Right, in each case, subject to obtaining any regulatory or other approvals required by applicable Laws or the CSE.

(c) If the Company is required to seek shareholder approval for the issuance of securities to the Strategic Investor or the exercise of any other right in this ARTICLE 4, then the Company shall call and hold a meeting of its shareholders to consider the issuance of such securities to the Strategic Investor as soon as reasonably practicable, and in any event such meeting shall be held within 75 days after the date that the Company is advised that it will require shareholder approval, and shall recommend approval of the applicable transaction(s) and shall solicit proxies in support thereof.

(d) The Company shall use all reasonable efforts to obtain any required approvals from the CSE or any other Governmental Entity for any actions contemplated by this ARTICLE 4.

(e) The Company acknowledges that the anti-dilution provisions contained in Sections 4.3 and 4.4 are intended to ensure that in all circumstances the Strategic Investor has the option, but not the obligation, to maintain its pro rata ownership interest in the Company, including in respect of the issuance of any Common Shares pursuant to any Existing Participation Rights.

(f) For clarity, all issuances of Equity Securities by the Company pursuant to this ARTICLE 4 will be subject to the prior approval of the CSE or any other stock exchange upon which the Common Shares are then listed, in each case, to the extent required.  If the issuance price of any such Equity Securities, as determined under the terms of ARTICLE 4, is below the minimum issuance price allowable by any such stock exchange whose approval of the issuance is required (the "Minimum Issuance Price"), the issuance price calculated hereunder for such issuance will be replaced by the Minimum Issuance Price.

(g) If the Company advises the Strategic Investor that it intends to enter into a Bought Deal Financing and for reasonable commercial purposes requests that the Strategic Investor consider waiving the minimum notice period for a Bought Deal Financing under Section 4.3(a)(i), the Strategic Investor agrees to consider such request in good faith, but shall be under no obligation to grant such a waiver.

4.6 Share Sales

(a) If, at any time, the Strategic Investor desires to complete a sale or other disposition of Unit Shares, the Strategic Investor shall immediately provide a notice (a "Strategic Investor Sale Notice") to the Company specifying (i) the number of Unit Shares the Strategic Investor intends to sell or dispose of (the "Strategic Investor Offered Shares"), and (ii) price (not to exceed the closing price on the day prior to executing the Strategic Investor Sale Notice), terms (including commissions and other costs) and conditions of the proposed sale or other disposition, which shall be deemed to form part of the Strategic Investor Sale Notice. A Strategic Investor Sale Notice shall be deemed to constitute an offer by the Strategic Investor (the "Strategic Investor Offer") to sell all but not less than all of the Strategic Investor Offered Shares for the price and on the terms and conditions contained in the Strategic Investor Offer, which Strategic Investor Offer shall be deemed to have been delivered on the date on which the Strategic Investor Sale Notice was delivered. If the Company provides acceptances in writing to the Strategic Investor Offer from one or more Persons (collectively the "Company's Buyer"), within five Business Days, then the Strategic Buyer will sell the Strategic Investor Offered Shares, free and clear of any liens or Encumbrances, to the Company's Buyer and the Company's Buyer will purchase the Strategic Investor Offered Shares from the Strategic Investor for the price and on the terms and conditions not less favourable to the Strategic Investor as those specified in the Strategic Investor Offer.

(b) If, at any time, the Company desires to complete a sale or other disposition of Consideration Shares, the Company shall immediately provide a notice (a "Company Sale Notice") to the Strategic Investor specifying (i) the number of Consideration Shares the Company intends to sell or dispose of (the "Company Offered Shares"), and (ii) price (not to exceed the closing price on the day prior to executing the Company Sale Notice), terms (including commissions and other costs) and conditions of the proposed sale or other disposition, which shall be deemed to form part of the Company Sale Notice. A Company Sale Notice shall be deemed to constitute an offer by the Company (the "Company Offer") to sell all but not less than all of the Company Offered Shares for the price and on the terms and conditions contained in the Company Offer, which Company Offer shall be deemed to have been delivered on the date on which the Company Sale Notice was delivered. If the Strategic Investor provides acceptances in writing to the Company Offer from one or more Persons (collectively the "Strategic Investor's Buyer"), within five Business Days, then the Company will sell the Company Offered Shares, free and clear of any liens or Encumbrances, to the Strategic Investor's Buyer and the Strategic Investor's Buyer will purchase the Company Offered Shares from the Company for the price and on the terms and conditions not less favourable to the Company as those specified in the Company Offer.

4.7 Palos Verdes Project Right of First Refusal

(a) Subject to Section 4.7(e), if at any time prior to the fourth anniversary of the Closing Date, the Company or any of its Affiliates receives an unsolicited written offer (a "Company Third Party Offer") which it is willing to accept from any Person that is not an Affiliate of the Company (for purposes of this Section 4.7, a "Company Third Party") to enter into an agreement, arrangement or understanding with respect to any option (including earn-in or farm-in), joint-venture, lease, sale, transfer, grant or other similar transaction in respect of all or any portion of the Company's right, title, and interest in respect of any Palos Verdes Properties related to the Palos Verdes Project (the "Offered Interest"), before accepting the Company Third Party Offer, the Company shall promptly deliver a written notice (the "Company Notice") to the Strategic Investor, which Company Notice shall set out:

(i) the Palos Verdes Properties subject to the Company Third Party Offer, if less than all;

(ii) a summary of all exploration and other material information in the Company's possession (including, but not limited to, information relating to Material Contracts, Permits, environmental or other liabilities, Indigenous Claims, community arrangements or agreements) related to the Palos Verdes Properties and assets that are the subject of such Company Third Party Offer; and

(iii) all other material terms and conditions of the Company Third Party Offer;

and any such Company Notice shall constitute an offer by the Vendor to sell the whole of the Offered Interest to the Strategic Investor at the price and on the terms and conditions set out therein.

(b) At any time prior to the expiration of 45 days following the Strategic Investor's receipt of a Company Notice (the "ROFR Exercise Period"), the Strategic Investor shall have the right to (i) free, unrestricted access to all exploration, title and other information related to the Company Third Party Offer, including the Palos Verdes Properties and assets that are the subject thereof, for viewing and copying (at the Strategic Investor's cost) at a reasonable location and times to be agreed upon; and (ii) accept the Company's offer to have the Strategic Investor, or an Affiliate of the Strategic Investor, purchase the Offered Interest (the "ROFR Acceptance"). Any such sale must be at a price not less than the purchase price contained in the Company Third Party Offer and on other terms no more favourable to such Company Third Party than those contained in the Company Third Party Offer. If the Strategic Investor does not deliver a ROFR Acceptance during the ROFR Exercise Period, and the Offered Interest is not sold to the Company Third Party within 90 days from the date of the Company Notice on such terms, the rights of the Strategic Investor pursuant to this Section 4.7 shall again take effect.

(c) If the Strategic Investor delivers a ROFR Acceptance during the ROFR Exercise Period, each Party shall use its commercially reasonable efforts to consummate the purchase of the Offered Interest by the Strategic Investor or an Affiliate of the Strategic Investor within 60 days after the receipt of the ROFR Acceptance by the Company.

(d) The Parties shall cooperate to take any and all necessary steps and sign and execute any and all necessary documents or agreements required to effectuate the registration of the Strategic Investor's rights under this Section 4.7.

(e) If at any point in time prior to the third anniversary of the Closing Date, the Strategic Investor's Percentage is less than 8% for a period of more than 60 days (subject to the Strategic Investor's rights under Sections 4.2 and 4.3), then the Company may provide notice to the Strategic Investor that the Strategic Investor's rights under this Section 4.7 will expire one year after the date on which the Company gives notice to the Strategic Investor.

(f) For clarity, the Strategic Investor's rights under this Section 4.7 will survive any Company Change of Control but will not apply to any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares for cash or securities of an entity listed on an internationally recognized stock exchange.

4.8 Actions by the Company

(a) The Company will:

(i) within ten days of the Closing, file with the applicable Canadian Securities Commissions any reports required to be filed by Securities Laws, including under NI 45-106, in connection with this Agreement and the transactions contemplated by this Agreement in the required form; and

(ii) ensure that the distribution of the Units will fully comply, in all material respects, with the requirements of Securities Laws.

(b) The Company will, from and including the date of this Agreement through to and including the Closing:

(i) except (i) as expressly contemplated by this Agreement or (ii) as the Strategic Investor shall otherwise consent in writing, the Company shall conduct its business in the ordinary course of business consistent with past practices and with Good Industry Practice;

(ii) do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct in all material respects (except those representations and warranties which are qualified by materiality or by reference to Material Adverse Effect, which shall be true and correct in all respects) and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(iii) permit the Strategic Investor and its legal counsel to participate fully in the preparation of any documents relating to this Agreement and the transactions contemplated herein;

(iv) promptly send to the Strategic Investor and its legal counsel copies of all correspondence and filings to and correspondence from the Canadian Securities Commissions or the CSE relating to the transactions contemplated by this Agreement; and

(v) not (A) take any action (including entering into any agreement) in respect of, (B) participate in any discussions or negotiations regarding, (C) furnish to any Person any information with respect to, or (D) otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other Person to complete any Equity Financing.

4.9 Actions by the Strategic Investor

(a) The Strategic Investor will:

(i) within ten days of the Closing, file with the applicable Canadian Securities Commissions any reports required to be filed by Securities Laws, including under NI 45-106, in connection with this Agreement and the transactions contemplated by this Agreement in the required form; and

(ii) ensure that the distribution of the Consideration Shares will fully comply, in all material respects, with the requirements of Securities Laws.

(b) The Strategic Investor will, from and including the date of this Agreement through to and including the Closing:

(i) do all such acts and things necessary to ensure that all of the representations and warranties of the Strategic Investor contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct in all material respects (except those representations and warranties which are qualified by materiality or by reference to Material Adverse Effect, which shall be true and correct in all respects) and not do any such act or thing that would render any representation or warranty of the Strategic Investor contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(ii) permit the Company and its legal counsel to participate fully in the preparation of any documents relating to this Agreement and the transactions contemplated herein; and

(iii) promptly send to the Company and its legal counsel copies of all correspondence and filings to and correspondence from the Canadian Securities Commissions or the TSXV relating to the transactions contemplated by this Agreement.

4.10 Listing of Common Shares

From the Closing Date until such date that the Strategic Investor no longer has a Strategic Investor's Percentage of at least 2%, the Company shall:

(a) not take any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from any securities exchange, market or trading or quotation facility on which the Common Shares are now or are then listed or quoted, provided that this covenant shall not apply to any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares for cash or securities of an entity listed on an internationally recognized stock exchange;

(b) use its commercially reasonable efforts to remain a reporting issuer in good standing under the Securities Laws of the Company Reporting Jurisdictions; and

(c) use its commercially reasonable efforts to maintain its corporate existence under the Act.

4.11 Covenants relating to Palos Verdes Properties

For as long as the Strategic Investor holds rights under Section 4.7, the Company shall perform all covenants and obligations required to be performed in all material respects under the Permits, the Mining Rights and the Material Contracts relating to the Palos Verdes Properties, and do all things necessary to maintain such Permits, the Mining Rights and the Material Contracts in full force and effect.

4.12 Information Rights

In order to facilitate (i) the Strategic Investor's and its Affiliates' compliance with legal and regulatory requirements applicable to the beneficial ownership by the Strategic Investor and its Affiliates of equity securities of the Company and (ii) oversight of the Strategic Investor's investment in the Company, for so long as the Strategic Investor's Percentage is at least 5%, the Company agrees to provide the Strategic Investor with the following, all of which shall be subject to Section 4.17:

(a) within 120 days after the end of each fiscal year of the Company, (i) an audited balance sheet of the Company as of the end of such fiscal year and (ii) audited, consolidated statements of income, comprehensive income, cash flows and changes in shareholders' equity of the Company for such fiscal year; provided that this requirement shall be deemed to have been satisfied if on or prior to such date the Company files its audited annual financial statements with the applicable Canadian Securities Commissions pursuant to NI 51-102;

(b) within 60 days after the end of each of the first three quarters of each fiscal year of the Company, (i) an unaudited balance sheet of the Company as of the end of such fiscal quarter and (ii) consolidated statements of income, comprehensive income and cash flows of the Company for such fiscal quarter; provided that this requirement shall be deemed to have been satisfied if on or prior to such date the Company files its interim financial report with the applicable Canadian Securities Commissions pursuant to NI 51-102;

(c) upon at least three Business Days prior written notice to the Company and during normal business hours, access to (i) the Palos Verdes Project, provided that the Company can reasonably accommodate such access, and (ii) the books, records, data and information relating to the Palos Verdes Project in the possession and control of the Company; and

(d) as promptly as practicable following receipt thereof, a copy of any written notice, letter, correspondence or other written communication from a Governmental Entity or any litigation proceedings or filings involving the Palos Verdes Project.

4.13 Use of Proceeds

The Company covenants and agrees that the Cash Consideration shall be used by the Company solely for Permitted Expenditures.

4.14 Filings

The Strategic Investor will, or will cause others to, as applicable, execute, deliver, file and otherwise assist the Company in filing on a timely basis, such reports, undertakings and other documents required by applicable Laws in connection with the transactions contemplated hereunder, a personal information form for the Strategic Investor's Designee to the Board.

4.15 Anti-Bribery and Export Controls Compliance

The Company covenants to to: (i) conduct its business in compliance with Anti-Corruption Laws and Export Controls, (ii) promptly implement and/or maintain a reasonable anti-corruption and Export Controls compliance program and adhere to the requirements of that program in all material respects; (iii) to the extent legally permissible, promptly notify the Strategic Investor of any investigation, enquiry or enforcement action initiated by a Governmental Entity relating to a suspected, alleged or actual violation of the Anti-Corruption Laws, AML Laws or Export Controls; and (iv) promptly respond in reasonable detail to any request by the Strategic Investor for information or documents relating to the Company's compliance with this Section 4.15.

4.16 Application of Securities Laws

The Parties acknowledge that the transactions contemplated pursuant to this ARTICLE 4, including the issuance and resale of Common Shares and Convertible Securities, are subject to applicable Securities Laws and the rules, policies and determinations of applicable stock exchanges, which may impose restrictions on the issuance and resale of the securities acquired by the Strategic Investor hereunder. In particular, the Parties acknowledge that the transactions contemplated pursuant to this ARTICLE 4 may be subject to applicable Securities Laws regarding "related party transactions". Notwithstanding anything else in this Agreement, the Parties agree that, if as a result of complying with such Securities Laws, the time periods provided herein cannot be practicably complied with, such time periods shall be deemed not to apply to the applicable transaction and the Parties shall use commercially reasonable efforts to complete the transactions to be carried out in as expeditious a manner as is practical in order to comply with such applicable Securities Laws.

4.17 Confidentiality

(a) Except as otherwise provided in this Agreement, each Party agrees that all information, data and technology disclosed to it by or on behalf of the other Party and any other information that such Party receives or acquires from the other Party in connection with this Agreement (including relating to any Equity Financing) or the subject matter hereof ("Confidential Information") shall be kept confidential and shall not be disclosed to any Person that is not a Party or an Affiliate of a Party.

(b) In complying with the foregoing, each Party shall use the same degree of care as would be used by a normally prudent Person in protecting its own proprietary and confidential information.

(c) Notwithstanding the foregoing:

(i) a Party shall not be required to keep confidential any Confidential Information that is:

(A) at the time of the disclosure, through no wrongful act or omission of such Party, part of the public domain;

(B) independently developed by such Party; or

(C) lawfully obtained by such Party from a third party that, to the knowledge of such Party, is not subject to restrictions of confidentiality with respect to such Confidential Information; and

(ii) each Party shall have the right to disclose Confidential Information:

(A) to the extent permitted by this Agreement;

(B) to the extent consented to by the other Party;

(C) to its Affiliates, provided that such Party shall be responsible for ensuring their compliance with this Section 4.17;

(D) on a need-to-know basis to professional advisers, including legal counsel and technical advisors, provided that such Party shall be responsible for ensuring their compliance with this Section 4.17;

(E) on a need-to-know basis to its auditors, insurers, banks or other financial institutions, if such disclosure is reasonably necessary in connection with the services to be performed by them and each such Person agrees to keep the Confidential Information confidential and to be bound by this Section 4.17;

(F) to the extent required by applicable Law or the requirements of a Governmental Entity (which, for greater certainty, includes filing a conformed copy of this Agreement on the Company's profile on SEDAR and disclosing a summary of the Agreement in the appropriate Company Public Disclosure Documents, subject to Section 8.7 and so long as any such disclosure is approved by the Strategic Investor, acting reasonably, prior to the first time it is publicly disclosed); provided that, to the extent permissible by applicable Law, prompt notice, in writing, of the circumstances of the required disclosure is given to the other Party, and the other Party is given the ability to object to such disclosure and, at its election, to take such steps as it considers necessary to maintain the confidentiality of the Confidential Information by the Governmental Entity (including, without limitation, steps to obtain a protective order or other assurance that confidential treatment will be accorded to the Confidential Information after the disclosure); and

(G) in legal or arbitration proceedings involving the rights and obligations of a Party (which proceedings shall be kept confidential to the extent permitted by applicable Law).

ARTICLE 5 CONDITIONS PRECEDENT

5.1 Strategic Investor's Conditions Precedent

(a) All obligations of the Strategic Investor to purchase the Units under this Agreement are subject to the fulfillment prior to or at the Time of Closing of each of the following conditions:

(i) receipt by the Strategic Investor of all required Governmental Approvals or approvals of other Persons (including but not limited to the TSXV and the NYSE) of the transactions contemplated by this Agreement (the "Strategic Investor Required Approvals");

(ii) the representations and warranties made by the Company under this Agreement shall be true in all material respects as of the Time of Closing, other than those representations and warranties which are qualified by materiality or reference to Material Adverse Effect, which shall be true in all respects as of the Time of Closing, provided that those representations and warranties which are expressly made only as of an earlier fixed date will be assessed only as of such earlier date;

(iii) the Company shall have complied in all material respects with all covenants and agreements herein agreed to be performed or caused to be performed by it;

(iv) no action, suit or proceeding shall have been instituted and be continuing by any Person to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement;

(v) no action shall have been taken by any Governmental Entity prohibiting or making illegal the execution and delivery of this Agreement or any transaction contemplated by this Agreement;

(vi) no change, fact or circumstance shall have occurred in the affairs, operations, business or financial condition of the Company that the Strategic Investor determines, in its sole discretion, has or could reasonably be expected to have a Material Adverse Effect on the Company or its ability to fully consummate the transactions contemplated by this Agreement; and

(vii) the delivery of all documents and consideration required to be delivered to the Strategic Investor by the Company pursuant to ARTICLE 7, to the satisfaction of the Strategic Investor, acting reasonably.

(b) In case any of the foregoing conditions cannot be fulfilled on or before the Outside Date to the satisfaction of the Strategic Investor, acting reasonably, the Strategic Investor may terminate this Agreement by notice to the Company and in such event the Strategic Investor and the Company shall be released from all obligations hereunder; provided, however, that any such conditions may be waived in whole or in part by the Strategic Investor without prejudice to its rights of termination in the event of the non-fulfillment of any other condition or conditions, and that the Closing of the transactions contemplated by this Agreement shall be deemed to be a waiver of any unfulfilled conditions.

5.2 Company's Conditions Precedent

(a) The obligations of the Company to complete the transactions contemplated herein are subject to the fulfilment prior to or at the Time of Closing of each of the following conditions:

(i) receipt by the Company of all required Governmental Approvals or approvals of other Persons (including but not limited to the CSE) of the transactions contemplated by this Agreement (the "Company Required Approvals");

(ii) the representations and warranties made by the Strategic Investor under this Agreement shall be true in all material respects as of the Time of Closing, other than those representations and warranties which are qualified by materiality, which shall be true in all respects as of the Time of Closing, provided that those representations and warranties which are expressly made only as of an earlier fixed date will be assessed only as of such earlier date;

(iii) the Strategic Investor shall have complied in all material respects with all covenants and agreements herein agreed to be performed or caused to be performed by it;

(iv) no action shall have been taken by any Governmental Entity prohibiting or making illegal the execution and delivery of this Agreement or any transaction contemplated by this Agreement;

(v) no action, suit or proceeding shall have been instituted and be continuing by any Person to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement;

(vi) the Strategic Investor shall have filed, or cause to be filed, with the CSE, if applicable, any personal information forms required to be filed in respect of the Strategic Investor's purchase of the Units; and

(vii) no change, fact or circumstance shall have occurred in the affairs, operations, business or financial condition of the Strategic Investor that the Company determines, in its sole discretion, has or could reasonably be expected to have a Material Adverse Effect on the Strategic Investor or its ability to fully consummate the transactions contemplated by this Agreement; and

(viii) the delivery of all documents and consideration required to be delivered to the Company by the Strategic Investor pursuant to ARTICLE 7, to the satisfaction of the Company, acting reasonably.

(b) In case any of the foregoing conditions cannot be fulfilled on or before the Outside Date to the satisfaction of the Company, acting reasonably, the Company may terminate this Agreement by notice to the Strategic Investor and in such event the Strategic Investor and the Company shall be released from all obligations hereunder; provided, however, that any such conditions may be waived in whole or in part by the Company without prejudice to its rights of termination in the event of the nonfulfillment of any other condition or conditions, and that the Closing of the transactions contemplated by this Agreement shall be deemed to be a waiver of any unfulfilled conditions.

ARTICLE 6 CLOSING

6.1 Closing

The Closing will take place at the Time of Closing on the Closing Date at the offices of Forooghian + Company Law Corporation in Vancouver, British Columbia, or at such other place as may be agreed upon by the Parties.

6.2 Company Closing Deliveries

At or prior to the Closing, the Company shall deliver or cause to be delivered to the Strategic Investor the following Closing Documents, each in form and substance satisfactory to the Strategic Investor, acting reasonably:

(a) evidence acceptable to the Strategic Investor of ownership of the Securities and that the ownership of the Securities has been registered in the name of the Strategic Investor (or as the Strategic Investor may direct) in the share register of the Company;

(b) a certificate of status with respect to the Company issued by Corporations Canada as at the Business Day prior to the Closing Date;

(c) a certificate from a duly authorized officer of the Company certifying (i) the Articles, (ii) the incumbency of certain officers of the Company executing any of the Closing Documents, and (iii) the resolutions of the Board approving the issuance of the Securities, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereunder;

(d) a certificate from the Transfer Agent: (i) as to its appointment as Transfer Agent and registrar of the Common Shares, and (ii) as to the issued and Outstanding Equity Securities as at the close of business on the Business Day prior to the Closing Date;

(e) a certificate of the Company signed on behalf of the Company, without personal liability, by the President and Chief Executive Officer or other officer of the Company acceptable to the Strategic Investor, addressed to the Strategic Investor and dated the Closing Date, certifying that (i) the representations and warranties of the Company set forth in this Agreement are true and correct in all material respects as at the Closing Date (except (A) to the extent that such representations and warranties are qualified by materiality or by reference to Material Adverse Effect, such representations and warranties shall be true and correct in all respects, and (B) to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be assessed as of such earlier date), and (ii) the Company has in all material respects performed its obligations and complied with the terms and conditions of this Agreement required to be performed or complied with on or prior to the Closing Date;

(f) a legal opinion dated as of the Closing Date, in form and substance satisfactory to the Strategic Investor, acting reasonably, from counsel to the Company, addressed to the Strategic Investor, with respect to the following matters:

(i) as to the valid existence of the Company under the laws of its jurisdiction of incorporation;

(ii) as to the authorized and issued capital of the Company;

(iii) that the Company has all requisite corporate power and capacity under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and has all necessary corporate power and capacity and is qualified to (i) own its property, (ii) issue the Securities, and (iii) carry out the transaction contemplated hereby;

(iv) that this Agreement has been duly authorized and executed by the Company and constitutes a legal, valid and binding obligation of the Company and is enforceable against the Company by the Strategic Investor in accordance with its terms, subject to reasonable opinion qualifications;

(v) that the Unit Shares have been duly authorized and on receipt of payment therefor will be issued as fully paid and non-assessable Common Shares;

(vi) that the Unit Warrants have been duly and validly created and issued;

(vii) that the Unit Warrant Shares have been validly authorized and allotted for issuance and, upon the due exercise of the Unit Warrants in accordance with the provisions of any applicable certificate representing the Unit Warrants, and payment of the exercise price, the Unit Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(viii) that the execution and delivery of this Agreement by the Company, the fulfilment of the terms of this Agreement, the distribution of the Securities, and the consummation of the transactions contemplated by this Agreement, do not and will not result in a breach (whether after notice or lapse of time or both) of the laws of the Company's jurisdiction of incorporation, the terms, conditions or provisions of the constating documents of the Company or any Material Contract by which the Company is bound;

(ix) that the Transfer Agent at its principal offices in Vancouver, British Columbia is the duly appointed transfer agent and registrar for the Common Shares;

(x) the distribution of the Unit Shares and the Unit Warrants by the Company to the Strategic Investor is exempt from the prospectus requirements of the Securities Laws in British Columbia and no prospectus will be required, no other document will be required to be filed with the relevant securities authorities, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of a regulatory authority will be required to be obtained by the Company under the Securities Laws in British Columbia in connection with the distribution of the Unit Shares and the Unit Warrants to the Strategic Investor other than the requirement that the Company files within ten days from the date of distribution of the Unit Shares and the Unit Warrants, a report of exempt distribution prepared and executed in accordance with the Securities Laws in British Columbia, together with the payment of prescribed fees in connection therewith;

(xi) the issue of the Unit Warrant Shares upon due exercise of the Warrants in accordance with any certificate representing the Unit Warrants is exempt from the prospectus requirements of the Securities Laws in British Columbia and no prospectus will be required, no other document will be required to be filed with the relevant securities authorities, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of a regulatory authority will be required to be obtained by the Company under the Securities Laws in British Columbia in connection with the issue of the Unit Warrant Shares to the Strategic Investor; and

(xii) the first trade in, or resale of, the Unit Shares, the Unit Warrants and the Unit Warrant Shares, other than a trade which is otherwise exempt under Securities Laws in British Columbia, will not be a deemed distribution subject to the prospectus requirements of applicable Securities Laws in British Columbia;

(g) a legal opinion addressed to the Strategic Investor in form and substance satisfactory to the Strategic Investor and its counsel, acting reasonably, dated as of the Closing Date with respect to title to the Mining Rights comprising the Palos Verdes Project and other licenses, leases or other instruments conferring the Mining Rights in the Palos Verdes Project.

6.3 Strategic Investor Closing Deliveries

At or prior to Closing, the Strategic Investor shall deliver or cause to be delivered to the Company, the following:

(a) payment of the Cash Consideration, in accordance with Section 2.2;

(b) evidence acceptable to the Company of ownership of the Share Consideration and that the ownership of the Share Consideration has been registered in the name of the Company (or as the Company may direct) in the share register of the Strategic Investor, in accordance with Section 2.2;

(c) evidence of the final acceptance of the issuance and listing of the Consideration Shares on the TSXV;

(d) a certificate of status with respect to the Strategic Investor issued by the British Columbia Registrar of Companies as at the Business Day prior to the Closing Date;

(e) a certificate from a duly authorized officer of the Strategic Investor certifying (i) the constating documents of the Strategic Investor, (ii) the incumbency of certain officers of the Strategic Investor executing any of the Closing Documents, and (iii) the resolutions of the board of directors of the Strategic Investor approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder;

(f) a certificate of the Strategic Investor, signed on behalf of the Strategic Investor, without personal liability, by an executive officer of the Strategic Investor acceptable to the Company, addressed to the Company and dated the Closing Date certifying that (i) all representations and warranties of the Strategic Investor set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Strategic Investor as at the Closing Date (except (A) to the extent that such representations and warranties are qualified by materiality such representations and warranties shall be true and correct in all respects, and (B) to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties will be assessed as of such earlier date), and (ii) the Strategic Investor has, in all material respects, performed all of its obligations and complied with the terms and conditions of this Agreement required to be performed or complied with on or prior to the Closing Date;

(g) a legal opinion dated as of the Closing Date, in form and substance satisfactory to the Company, acting reasonably, from counsel to the Strategic Investor, addressed to the Company, with respect to the following matters:

(i) as to the valid existence of the Strategic Investor under the laws of its jurisdiction of incorporation;

(ii) as to the authorized and issued capital of the Strategic Investor;

(iii) that the Strategic Investor has all requisite corporate power and capacity under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and has all necessary corporate power and capacity and is qualified to (i) own its property, (ii) issue the Consideration Shares, and (iii) carry out the transaction contemplated hereby;

(iv) that this Agreement has been duly authorized and executed by the Strategic Investor and constitutes a legal, valid and binding obligation of the Strategic Investor and is enforceable against the Strategic Investor by the Company in accordance with its terms, subject to reasonable opinion qualifications;

(v) that the Consideration Shares have been duly authorized and on receipt of payment therefor will be issued as fully paid and non-assessable common shares in the capital of the Strategic Investor;

(vi) that the execution and delivery of this Agreement by the Strategic Investor, the fulfilment of the terms of this Agreement, the distribution of the Consideration Shares, and the consummation of the transactions contemplated by this Agreement, do not and will not result in a breach (whether after notice or lapse of time or both) of the laws of the Company's jurisdiction of incorporation, or the terms, conditions or provisions of the constating documents of the Company;

(vii) the distribution of the Consideration Shares by the Strategic Investor to the Company is exempt from the prospectus requirements of the Securities Laws in British Columbia and no prospectus will be required, no other document will be required to be filed with the relevant securities authorities, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of a regulatory authority will be required to be obtained by the Strategic Investor under the Securities Laws in British Columbia in connection with the distribution of the Consideration Shares to the Company other than the requirement that the Strategic Investor files within ten days from the date of distribution of the Consideration Shares, a report of exempt distribution prepared and executed in accordance with the Securities Laws in British Columbia, together with the payment of prescribed fees in connection therewith; and

(viii) the first trade in, or resale of, the Consideration Shares, other than a trade which is otherwise exempt under Securities Laws in British Columbia, will not be a deemed distribution subject to the prospectus requirements of applicable Securities Laws in British Columbia.

ARTICLE 7 INDEMNIFICATION

7.1 Indemnity of the Company

Subject to the terms and conditions of this ARTICLE 8, the Company shall indemnify and save harmless the Strategic Investor from and against all Losses directly or indirectly suffered by it resulting from: (i) any breach of any covenant of the Company contained in this Agreement, or (ii) any inaccuracy or misrepresentation in any representation or warranty provided by the Company contained in this Agreement.

7.2 Indemnity of Strategic Investor

Subject to the terms and conditions of this ARTICLE 8, the Strategic Investor shall indemnify and save harmless the Company from and against all Losses directly or indirectly suffered by them resulting from: (i) any breach of any covenant of the Strategic Investor contained in this Agreement or (ii) any inaccuracy or misrepresentation in any representation or warranty provided by the Strategic Investor contained in this Agreement.

7.3 Notice of and Defence of Third Party Claims

(b) If an Indemnified Party receives written notice of the commencement or assertion of any Third Party Claim in respect of which the Indemnified Party believes the Indemnifying Party has liability under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof. To the extent reasonable and practical given the information readily available to the Indemnified Party, such notice to the Indemnifying Party shall describe the Third Party Claim in reasonable detail and shall indicate (without prejudice to the Indemnified Party's rights) the estimated amount of the Loss that has been or may be sustained by the Indemnified Party in respect thereof, provided that the failure to give such notice within such time period shall not reduce the Indemnified Party's rights hereunder, except to the extent of any actual prejudice suffered as a result of such failure.

(c) The Indemnifying Party shall have the right, by giving notice to that effect to the Indemnified Party not later than 30 days after receipt of such notice of such Third Party Claim and subject to the rights of any insurer or other third party having potential liability therefor, to elect to assume the defence of any Third Party Claim at the Indemnifying Party's own expense and by competent and experienced counsel appointed by the Indemnifying Party, provided that the Indemnifying Party shall not be entitled to assume the defence of any Third Party Claim: (i) alleging any criminal or quasi-criminal wrongdoing (including fraud); (ii) which impugns the reputation of the Indemnified Party; or (iii) where the third party making the Third Party Claim is a Governmental Entity (provided that the Indemnifying Party shall be entitled to participate in any proceedings described in (iii) above at its own expense).

(d) Prior to settling or compromising any Third Party Claim in respect of which the Indemnifying Party has the right to assume the defence, the Indemnifying Party shall obtain the consent of the Indemnified Party regarding such settlement or compromise, which consent shall not be unreasonably withheld or delayed. In addition, the Indemnified Party shall be entitled to participate in (but not control) the defence of any Third Party Claim (and in so doing may retain its own counsel) at the cost and expense of the Indemnified Party.

(e) With respect to any Third Party Claim in respect of which the Indemnified Party has given notice to the Indemnifying Party and in respect of which the Indemnifying Party is not entitled to assume the defence or has not elected to do so, the Indemnifying Party may participate in (but not control) such defence assisted by counsel of its own choosing at the Indemnifying Party's sole cost and expense.

(f) At their own cost and expense, the Indemnifying Party and Indemnified Parties shall use all commercially reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim:

(i) those employees whose assistance, testimony or presence is necessary to assist such Party in evaluating and in defending any Third Party Claim; and

(ii) all documents, records and other materials in the possession of such Party reasonably required by such Party for its use in defending any Third Party Claim, and shall otherwise co-operate with the Party defending such Third Party Claim.

(g) If the Indemnifying Party elects to assume the defence of any Third Party Claim as provided in Section 7.3(c) and fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Indemnified Party that the Indemnified Party believes on reasonable grounds that the Indemnifying Party has failed to take such steps, the Indemnified Party may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifying Party shall be liable for all reasonable costs and expenses paid or incurred in connection therewith.

(h) Upon making a payment in full of any Loss, the Indemnifying Party shall, subject to the rights of any insurers and to the extent of such Loss, be subrogated to all rights of the Indemnified Party against any third party in respect of the Third Party Claim to which the Loss relates.

(i) Any Person providing indemnification pursuant to the provisions of this ARTICLE 8 is referred to herein as an "Indemnifying Party", and any Person entitled to be indemnified pursuant to the provisions of this ARTICLE 8 is referred to herein as an "Indemnified Party".

7.4 No Duplication

Notwithstanding anything in this Agreement, any amounts payable pursuant to the indemnification obligations under this ARTICLE 8 shall be paid without duplication, and in no event shall any Party be indemnified under different provisions of this Agreement for the same Losses.

7.5 Tax Treatment of Indemnity Payments

The Parties agree to treat any indemnity payment made pursuant to this Section 7.5 as an adjustment to the Cash Consideration for all purposes.

ARTICLE 8 GENERAL PROVISIONS

8.1 Notices

(a) Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by email or other similar form of communication (provided that if a method of notice other than email is selected, the notice shall also be sent by email), in each case addressed as follows:

(i) in the case of the Strategic Investor:

Vizsla Silver Corp.
Suite 700, 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7

Attention: Michael Konnert
Email: michael@inventacapital.ca

with a copy (which does not constitute notice) to:

Forooghian + Company Law Corporation
Suite 401, 353 Water Street
Vancouver, British Columbia V6B 1B8

Attention: Farzad Forooghian
Email: farzad@forooghianlaw.com

(ii)  in the case of the Company:

Prismo Metals Inc.
Suite 1100 - 1111 Melville Street
Vancouver, British Columbia V6E 3V6

Attention: Craig Gibson
Email: craig.gibson@prismometals.com

with a copy (which does not constitute notice) to:

Fasken Martineau DuMoulin LLP
800 Victoria Square, Suite 3500
Montréal, Québec H4Z 1E9

Attention:  Frank Mariage
Email: fmariage@fasken.com

Any notice, direction or other instrument will (i) if delivered by hand, be deemed to have been given and received on the day it was delivered, (ii) if mailed, be deemed to have been given and received on the third Business Day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received, and (iii) if sent by email or other similar form of communication, be deemed to have been given and received on the Business Day following the day it was so sent.

Either Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 8.1.

8.2 Further Assurances

Each of the Parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

8.3 Amendments

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.4 Assignment

Other than an assignment by the Strategic Investor to an Affiliate of the Strategic Investor, which is permitted without the consent of the Company, neither Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.

8.5 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

8.6 No Partnership

Nothing in this Agreement or in the relationship of the Parties hereto shall be construed as in any sense creating a partnership among the Parties or as giving to any Party any of the rights or subjecting any Party to any of the creditors of the other Party.

8.7 Public Releases; Filings

The Company agrees that it shall obtain prior approval of the Strategic Investor as to the content and form of any press release or other public disclosure (including the filing on SEDAR of any material change report or copy of this Agreement) referring to the Strategic Investor or relating to the entering into of this Agreement, such approval not to be unreasonably withheld or delayed.

8.8 Expenses

Unless otherwise explicitly stated herein, each Party shall be responsible for their own fees and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein.

8.9 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (including counterparts delivered by facsimile or email), with the same effect as if all Parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF this Agreement has been executed by the Parties.

VIZSLA SILVER CORP.

(s) Michael A. Konnert.
Name: Michael A. Konnert
Title: President and Chief Executive Officer

PRISMO METALS INC.

(s) Peter Craig Gibson
Name: Peter Craig Gibson
Title: President & Chief Executive Officer

SCHEDULE A

PALOS VERDES PROJECT

The Palos Verdes Property is located in the southern part of the State of Sinaloa in northwestern Mexico, approximately 65 kilometers NE of Mazatlán, Sinaloa, in the Municipality of Concordia. The Palos Verdes Property comprises the Palos Verdes concession, Title number 165453, that covers 22.7707 hectares in the northeastern portion of the Panuco-Copala district near the village of Santa Lucia (see fig below). The Palos Verdes Property centroid is located at approximately UTM Zone 13 WGS84, 413,736m E and 2,593,175m N or by 105° 50.673' west longitude and 23° 26.775' north latitude.